AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, VIA EDGAR,
                              ON SEPTEMBER 30, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------
                             AMERILINK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                 Ohio                                       31-1409345
   (State or Other Jurisdiction of                       (I.R.S. Employer
    Incorporation or Organization)                    Identification Number)

                                                             LARRY R. LINHART
                                                  President and Chief Executive Officer
    1900 East Dublin-Granville Road                  1900 East Dublin-Granville Road
          Columbus, Ohio 43229                             Columbus, Ohio 43229
             (614) 895-1313                                   (614) 895-1313
(Address of principal executive offices)         (Name and address of agent for service)

                               ------------------

                                    Copy to:

      FRED A. SUMMER, ESQ.                      RICHARD A. SILFEN, ESQ.
Squire, Sanders & Dempsey L.L.P.        Wolf, Block, Schorr and Solis-Cohen LLP
      41 South High Street                   Twelfth Floor Packard Building
      Columbus, Ohio 43215                       111 South 15th Street
         (614) 365-2700                     Philadelphia, Pennsylvania 19102
                                                    (215) 977-2000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                |              |                   | PROPOSED MAXIMUM |
                                                |              |     PROPOSED      |     AGGREGATE    |
            TITLE OF EACH CLASS OF              | AMOUNT TO BE | MAXIMUM OFFERING  |     OFFERING     |     AMOUNT OF
          SECURITIES TO BE REGISTERED           | REGISTERED(1)| PRICE PER UNIT(2) |     PRICE(2)     | REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Shares, without par value............... |   1,150,000  |     $28.0625      |    $32,271,875   |      $9,779
========================================================================================================================

(1) Includes 150,000 shares subject to the Underwriters' over-allotment option.
(2) Estimated solely for purpose of calculating the filing fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices per share reported on the Nasdaq National Market on September 23, 1997.
                               ------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1997
PROSPECTUS

                                1,000,000 SHARES

                             AMERILINK CORPORATION

                                 COMMON SHARES

                            ------------------------

     Of the 1,000,000 Common Shares, without par value (the "Common Shares"), offered hereby, 600,000 shares are being offered by AmeriLink Corporation, an Ohio corporation (the "Company"), and 400,000 shares are being offered by certain shareholders (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the Common Shares being offered by the Selling Shareholders hereby. See "Selling Shareholders." The Common Shares are quoted on the Nasdaq National Market under the symbol "ALNK." On September 29, 1997, the last reported sale price of the Common Shares as quoted on the Nasdaq National Market was $29.625 per share.

                            ------------------------

       PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE "RISK FACTORS"
                              BEGINNING ON PAGE 7.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                                        |                 |                 |                 |   PROCEEDS TO
                                        |     PRICE TO    |   UNDERWRITING  |   PROCEEDS TO   |     SELLING
                                        |      PUBLIC     |  DISCOUNTS (1)  |   COMPANY (2)   |   SHAREHOLDERS
---------------------------------------------------------------------------------------------------------------
Per Share.............................. |        $        |        $        |        $        |        $
---------------------------------------------------------------------------------------------------------------
Total (3).............................. |        $        |        $        |        $        |        $
===============================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $350,000.

(3) The Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an additional 150,000 Common Shares to cover over-allotments, if any. If the Underwriters exercise the over-allotment option in full, the total Price to Public, Underwriting Discounts, Proceeds to Company and
    Proceeds to Selling Shareholders will be $          , $          ,
    $          and $          , respectively. See "Underwriting."

                            ------------------------

     The Common Shares offered hereby are offered by the Underwriters subject to prior sale, when, as, and if sold to and accepted by them, subject to their right to reject any order in whole or in part and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Shares offered hereby will be made at the offices of Legg Mason Wood Walker,
Incorporated, Baltimore, Maryland, on or about              , 1997.

LEGG MASON WOOD WALKER                                       J.C. BRADFORD & CO.
     INCORPORATED

             , 1997


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

AmeriLink
  NaCom

/ / AmeriLink Regional Offices
==  AmeriLink Satellite Offices
o   AmeriLink Service Areas


 [In the printed version appears a map of the continental United States showing the AmeriLink Corporation regional and satellite offices and service areas.]

         [In the printed version appears a photo of a cable installer.]

              [In the printed version appears a photo of cables.]


            AMERILINK CORPORATION DESIGNS, CONSTRUCTS, INSTALLS AND MAINTAINS CABLING SYSTEMS FOR THE TRANSMISSION OF VIDEO, VOICE AND DATA.


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON SHARES PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON SHARES, THE PURCHASE OF COMMON SHARES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON SHARES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON SHARES, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements (including Notes thereto) appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option and, unless the context otherwise requires or indicates, all references to the Company in this Prospectus include the Company and the business and properties of its wholly-owned subsidiary. As used in this Prospectus, references to a "fiscal" year refer to the 52 or 53-week period ending on the last Sunday of March or the first Sunday of April of such period.

                                  THE COMPANY

     The Company is a nationwide provider to the telecommunications industry of cabling services for the transmission of video, voice and data. The Company designs, constructs, installs and maintains fiber optic, coaxial and twisted-pair copper cabling systems for telephone service providers, including regional Bell operating companies ("RBOCs"), traditional local exchange carriers ("LECs"), competitive local exchange carriers ("CLECs") and long distance carriers acting as CLECs (collectively, "Telcos"); major cable television multiple system operators ("MSOs"); systems integrators and users of local area network ("LAN") systems; and direct broadcast satellite ("DBS") providers. The Company, which conducts business under the trade name "NaCom," currently markets and provides its services through a national network of 18 regional offices and 11 satellite offices which in fiscal 1997 served customers in 44 states. Representative customers of the Company include Ameritech Corporation ("Ameritech"), Cox Communications, Inc. ("Cox"), GTE Corporation ("GTE"), International Business Machines ("IBM"), Lucent Technologies, Inc. ("Lucent"), MCI Communciations Corporation ("MCI"), PrimeStar Partners, L.P. ("PrimeStar"), Time Warner Cable and US West, Inc. ("US West").

     The Company's cabling services include the drops and cable feeds to, and wiring of, residences, multi-family dwelling units ("MDUs") and commercial buildings (collectively, "premises wiring services") and the construction and installation of the aerial and underground distribution plant ("outside plant construction services"). The Company provides premises wiring services principally to the residential market and believes the Company is the only independent nationwide provider of residential premises wiring services.

     Increased demand for the transmission of video, voice and data into homes and businesses, as well as regulatory initiatives for greater competition to provide these services, have created a need to upgrade and expand the capacity of the telecommunications infrastructure. The Telecommunications Act of 1996 (the "Telecommunications Act"), which was enacted in February 1996, contains certain key provisions which were designed to enhance competition within the telecommunications industry. These provisions include: (1) allowing Telcos to sell video services, and in certain cases, to buy local cable televison companies, (2) deregulating cable television companies (such as allowing them to charge what they wish for many channels) once there is effective competition or after three years, (3) permitting RBOCs and other LECs to enter the long distance market once certain conditions are met in the local phone market and
(4) allowing long distance providers to enter the local phone business. As MSOs, Telcos and other companies compete for the delivery of these services, each must expend significant capital on the deployment of fiber optic and broadband coaxial cable and other advanced cabling technologies to accommodate transmission requirements. Substantial expenditures in advanced cabling technologies are also occurring in the delivery of services to other markets, including the market for LAN systems, as the installed base of personal computers ("PCs") further penetrates commercial markets.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     In late fiscal 1996, the Company initiated a two-step strategy to improve its results of operations and position the Company for future growth. First, the Company decided to increase its emphasis on premises wiring services and to shift its outside plant construction services from providing such services for both construction projects involving retrofit upgrades of existing systems with active subscribers ("retrofit construction projects") and construction projects involving new cable systems without active subscribers ("new construction projects") to providing exclusively outside plant construction services for new construction projects. Second, the Company restructured the management of its field operations into four regions, decentralizing regional operations and marketing decision making to senior field personnel. Since the implementation of these strategies, the Company's total revenues increased by 12.5% from $56.1 million in fiscal 1996 to $63.0 million in fiscal 1997 and by 60.1% from $13.5 million in the first quarter of fiscal 1997 to $21.7 million in the first quarter of fiscal 1998. Net income increased by approximately 250% from $457,000 in fiscal 1996 to $1.6 million in fiscal 1997 and by over 400% from $222,000 in the first quarter of fiscal 1997 to $1.2 million in the first quarter of fiscal 1998.

     The Company believes there continue to be growing opportunities in both residential and commercial markets to design, construct, install and maintain cabling systems as telecommunications service providers increase capital expenditures for their infrastructures and implement plans to improve service in response to competition. In order to eliminate the ongoing expense and effort required to manage labor intensive, multi-office service organizations, the cable television industry historically has sought to outsource a large portion of these services on a unit cost basis to independent contractors, such as the Company. Telcos and other telecommunications service providers are also beginning to seek new outsourcing solutions in response to competitive price pressures. In addition, LAN cabling services are typically performed by third party vendors which construct, install and maintain LAN systems for businesses on a contract basis. The Company believes that it will continue to gain significant cabling opportunities in both residential and commercial markets as new technologies, increased services and competition fuel the growing demand for the delivery of video, voice and data into homes and businesses. Finally, the Company believes that it will continue to gain significant cabling opportunities to provide services to DBS providers given the potential market for video, audio and data programming services via satellite.

                         BUSINESS AND GROWTH STRATEGIES

     The Company intends to capitalize on the increasing demand for video, voice and data services, the increased competition fueled by the Telecommunications Act and the introduction of new technologies by pursuing the following strategies:

     o Leverage Existing Infrastructure to Capitalize on Industry
       Growth. Through its network of 29 regional and satellite offices which in fiscal 1997 served customers in 44 states, the Company is able to offer providers of video, voice and data services a one-stop outsourcing solution for their cabling services needs. Building on its existing customer base in the telecommunications, cable television and network services industries, the Company intends to further differentiate itself from its competitors by aggressively pursuing opportunities to provide cabling services on a national and regional basis, rather than on a strictly local basis.

     o Focus on Premises Wiring Services. The Company intends to continue its emphasis on premises wiring services, which have been the Company's core services for nearly 20 years. Premises wiring services, when provided on a regional or national scale, are logistically intensive. With its current residential premises wiring services volume in excess of 15,000 completed work orders per week, the Company believes that, as the only independent nationwide provider of residential premises wiring services, it is better positioned to bid on large-scale contracts than its competitors, allowing the Company to gain market share.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     o Expand Services Performed for Telcos. The Company has already achieved significant growth in the premises wiring services performed for Telcos as revenues from Telcos (excluding CLECs) increased by over 400% from $2.0 million in fiscal 1996 (3.6% of revenues) to $10.3 million in fiscal 1997 (16.4% of revenues). Building on the base of premises wiring services performed for US West, GTE, Pacific Bell ("PacBell") and Ameritech, the Company intends to pursue further opportunities within its existing customer base as well as with additional Telcos it currently does not serve.

     o Build a Nationwide, Diversified Telecommunications Services Business. As a result of the opportunities presented by the passage of the Telecommunications Act and the continued industry trend toward the outsourcing of video, voice and data cabling services, the Company believes it has strong prospects for growth. The Company intends to gain greater market share from its existing customer base, to capture new customers in industries in which it currently competes, and to expand into new industries requiring cabling services, including the utility industry. As appropriate, the Company will selectively open new offices either to fill in existing markets or to gain access to new markets, such as the Pacific Northwest. Finally, the Company will consider acquisitions to complement its business if such acquisitions would enable the Company to add significant new customers, increase its ability to provide existing or new services or expand its business into new regional geographic markets.

     The executive offices of the Company are located at 1900 East Dublin-Granville Road, Columbus, Ohio 43229 and its telephone number is (614) 895-1313.

                                  THE OFFERING


Common Shares offered:

  By the Company......................  600,000 shares

  By the Selling Shareholders.........  400,000 shares (1)

Common Shares to be outstanding after
  this offering.......................  4,205,580 shares (1)(2)

Use of proceeds by the Company......... For the repayment of certain bank indebtedness and general corporate
                                        purposes, including working capital,
                                        expansion of sales and marketing ac-
                                        tivities, openings of new field offices
                                        and possible acquisitions of businesses, services or technology complementary to the Company's business. See "Use of Proceeds."

Nasdaq National Market symbol.......... ALNK

------------------
(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) Excludes an aggregate of 667,000 Common Shares reserved for issuance under the Company's stock option plans and other stock options, of which 551,136 are issuable upon the exercise of options outstanding as of the date of this Prospectus, after giving effect to the exercise by Larry R. Linhart of outstanding options to purchase 80,000 Common Shares immediately prior to Mr. Linhart's sale of such shares pursuant to this offering.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                             SUMMARY FINANCIAL DATA

                                                                                               THIRTEEN WEEKS
                                                      FISCAL YEAR ENDED                             ENDED
                                   -------------------------------------------------------   -------------------
                                   MARCH 28,   APRIL 3,   APRIL 2,   MARCH 31,   MARCH 30,   JUNE 30,   JUNE 29,
                                     1993        1994       1995       1996        1997        1996       1997
                                   ---------   --------   --------   ---------   ---------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
  Revenues.......................   $24,970    $32,833    $47,541     $56,055     $63,036    $13,521    $21,651
  Income from operations.........       686      1,084      2,780       1,170       3,301        496      2,166
  Income before income
    taxes(2).....................       577        841      2,487         686       2,691        369      2,001
  Net income(2)..................       346        505      1,492         457       1,568        222      1,181
  Net income per common
    share(2).....................   $  0.13    $  0.19    $  0.45     $  0.13     $  0.44    $  0.06    $  0.33

SUPPLEMENTAL PRO FORMA DATA AS ADJUSTED(3):
  Income before income taxes.....                                                 $ 3,308               $ 2,166
  Pro forma net income...........                                                   1,928                 1,278
  Pro forma net income per common
    share........................                                                 $  0.49               $  0.33
  Pro forma weighted average
    common shares outstanding....                                                   3,918                 3,879

                                                                   JUNE 29, 1997
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(4)
                                                              -------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $13,434      $22,087
  Total assets..............................................   27,676       36,329
  Long-term debt............................................    7,750           --
  Shareholders' equity......................................   11,983       28,386

------------------
(1) All fiscal years represent 52-week periods, except fiscal 1994 represents a 53-week period.

(2) Net income for fiscal 1993 and 1994 has been adjusted, on a pro forma basis, for income taxes that would have been reported had the Company been subject to federal, state and local income taxes for such periods. See Notes 1 and 7 of Notes to Financial Statements.

(3) Supplemental pro forma as adjusted income before taxes and net income reflect the elimination of interest on existing debt. The pro forma weighted average Common Shares outstanding include the estimated number of shares to be issued to fund the repayment of such debt.

(4) Adjusted to reflect the sale of the Common Shares offered by the Company hereby and the use of the net proceeds therefrom. See "Use of Proceeds."


--------------------------------------------------------------------------------

                                  RISK FACTORS

     The statements contained in this Prospectus that are not historical facts or are descriptions of emerging developments in the Markets for the Company's services are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by the Company with the Securities and Exchange Commission (the "Commission"), or press releases or oral statements made by or with the approval of an authorized executive officer of the Company. These forward-looking statements, such as statements regarding anticipated future revenues, capital expenditures and other statements regarding matters that are not historical facts, involve predictions. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements depending upon a variety of important factors including, among others, competitive and regulatory risks associated with the telecommunications industry, the risk of changing market conditions and customer purchase authorizations which may be influenced by budget cycles of the Company's customers, consolidation within the telecommunications industry, and the success of various technologies and business strategies employed by the Company's customers, and other risks described in the Company's Commission filings and those described under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in the risk factors set forth below. Prospective investors should carefully consider the following factors, in addition to other information contained in this Prospectus, prior to making an investment in the Common Shares.

     Ability to Manage Growth. The Company's ability to manage its anticipated growth successfully will depend upon the ability of the Company to manage the corresponding increase in the demands on its administrative and operational resources and the training and management of its human resources. In particular, to the extent the Company expands its services, customer base and targeted markets, there will be additional demands on the Company's customer support, sales and field management resources. There can be no assurance that the Company's administrative and operational infrastructure will be adequate to effectively manage its growth. The inability to manage its growth successfully could have a material adverse effect on the Company's results of operations and financial condition.

     Short-Term Contracts. The Company has no long-term contractual commitments to provide its services. However, in order to provide proper support for its service contracts (which generally can be terminated on 30 days' notice), the Company must make financial commitments to staff local field offices and incur overhead expenses, including leases extending for terms of at least one year. There can be no assurance that the Company will be retained to perform a sufficient number of projects to fund its long-term commitments and to be profitable in any given market. See "Business -- Principal Services" and "-- Principal Customer Groups."

     Reliance on Continued Use of Outsourcing by Customers. The Company relies upon outsourcing as the exclusive source of its business. Nearly all MSOs and Telcos employ personnel who perform the same types of services as those provided by the Company. Although a significant portion of these services is outsourced today, there can be no assurance that MSOs and Telcos will continue to outsource cabling services in the future. Moveover, the Company's reliance upon outsourcing may make it more vulnerable in an economic downturn to the extent such downturn causes the Company's customers to change their outsourcing policies.

     Available Sources of Labor. The Company's operating profitability and capacity to increase revenues are largely dependent upon the Company's ability to attract and retain qualified regional directors, regional managers, area managers, project managers and cable installers. When economic activity increases, sources of such personnel available to the Company may be adversely affected.

     Customer Concentration. Generally, a field office relies on one customer for a significant portion of its revenues. If a project for such customer is completed, curtailed or terminated, and not replaced, the resulting loss of revenue would have a material adverse effect on the field office and could have a material adverse effect on the results of operations and financial condition of the Company. For fiscal 1997, approximately 17%, 13% and 10% of the Company's revenues were generated from its Los Angeles offices (primary customer GTE), Columbus offices (primary customer Time Warner Cable) and Houston offices (primary customer Time Warner Cable), respectively. Time Warner Cable represented approximately 19% of the Company's revenue for fiscal 1997. No other customer of the Company represented more than 10% of revenue for fiscal 1997. Time Warner Cable, GTE and Ameritech represented approximately 17%, 17% and 11%, respectively, of the Company's revenue for the first quarter of fiscal 1998. See "Business -- Principal Services" and " -- Principal Customer Groups" and Note 1 of Notes to Financial Statements.

     Variability in Quarterly Results and Seasonality. The Company's quarterly revenues and associated operating results have in the past, and may in the future, vary depending upon a number of factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Variability in Quarterly Results and Seasonality." The Company has no long-term contractual commitments to provide its services. The contractual commitments which do exist generally can be terminated on 30 days' notice and are contracted on a project-by-project basis. Therefore, the amount of work performed at any given time and the general mix of customers for which work is being performed can vary significantly. For example, in June 1997, SBC Communications, Inc. halted construction of a hybrid fiber-coaxial cable project in California. That project generated revenues of approximately $1.1 million for the first quarter of fiscal 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Thirteen Weeks Ended June 29, 1997 compared to Thirteen Weeks Ended June 30, 1996" and "Business -- Principal Services" and " -- Principal Customer Groups." Consolidation within the telecommunications industry may also delay or depress capital spending, as companies assess their new business plans and strategies and focus on administrative and operational issues associated with their acquisitions or alliances. The Company's operations historically have also been influenced by the budget cycles of the Company's customers. Many of the Company's customers utilize a calendar year budget cycle funded with quarterly purchase authorizations, which in certain fiscal years has resulted in a lack of availability of funds in the Company's third fiscal quarter and has delayed work authorizations in the Company's fourth fiscal quarter. Telecommunications providers are also subject to actual and potential local, state, and federal regulations that influence the availability of work for which the Company may compete. Weather may affect operating results due to the fact that outside plant construction services are performed outdoors. Weather can also impact the Company's premises wiring services due to the limited and lost production associated with poor driving conditions and generally difficult working environments. Operating results may also be affected by the success of various technologies and business strategies employed by them.

     Variable Capital Spending by MSOs. Historically, the Company's revenues and results of operations have been largely impacted by the level of capital spending by MSOs which, in fiscal 1997, represented approximately 49% of the Company's revenues. The amount of that capital spending has been cyclical and affected by anticipated or actual government regulation, industry access to financial markets, industry consolidation and other demands for capital. In the past, delayed, depressed or erratic capital spending has negatively affected the Company's operating results. While various MSOs have recently either increased their capital expenditures or announced plans to do so, the level of capital spending by MSOs could be erratic and unpredictable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     Competition. The Company faces competition from the in-house service organizations of MSOs and Telcos and from independent third parties in most of the markets in which it operates. The Company believes that while it may be considered a major competitor in many of the markets in which it provides cabling services, there are few barriers to entry into the cabling service business and, as a result, any business that has access to persons who possess technical expertise may become a competitor of the Company. The market for providing cabling services to Telcos is highly competitive and, in the case of outside plant construction services and cabling services for commercial buildings, includes national competitors with greater financial resources than the Company which historically have provided telephone cabling services to Telcos. The markets in which the Company provides LAN cabling services are highly competitive and many of the competitors in those markets have greater financial resources than the Company. In addition, there are a large number of competitors which are smaller than the Company. Smaller regional and local competitors may be able to offer lower prices because of lower overhead expenses. Because of the highly competitive bidding environment for cabling service contracts, the price of a cabling service contractor's bid has often been the deciding factor in determining whether such contractor was awarded a contract for a cabling project. There can be no assurance that the Company's competitors will not develop cabling services that achieve greater market acceptance or that are superior in both price and quality to the Company's services. Further, there can be no assurance that the Company will be able to maintain and enhance its competitive position. See "Business -- Competition."

     Government Regulation of Customers. The Telecommunications Act has resulted in substantial changes in the marketplace for communications services. There can be no assurance that the intent of the Telecommunications Act to promote competition among providers of telecommunications services will be successfully realized in all areas. For example, the Telecommunications Act contains provisions which are designed to permit access by long distance providers to local exchanges. The Federal Communication Commission ("FCC") adopted pricing and other guidelines to implement the interconnection provisions of the Telecommunications Act, but the 8th Circuit Court of Appeals recently vacated most of the FCC's guidelines leaving the responsibility for setting pricing and other guidelines with respect to interconnection up to the individual state public service commissions. To the extent that implementation of the Telecommunications Act is delayed or uncertain, some of the Company's customers may delay capital expenditures, which delay could have an adverse effect on the Company's results of operations and financial condition.

     Technological Displacement of Cabling Technology. Cabling systems that are used for the transmission of video, voice and data face potential displacement by various technologies, including wireless technologies, such as DBS services. Wireless technologies may reduce consumer demand for wired services and, thus, the need for the Company's cabling services. Although wireless communications may displace the demand for cable television, current wireless systems depend upon the use of satellite dishes or other antennae and require residential cabling services which the Company does perform for DBS providers. There can be no assurance, however, that if wireless technologies continue to reduce consumer demand for cable television, that the Company will continue to be able to replace the work performed for MSOs with projects for DBS providers.

     Use of Independent Contractors and Potential Adverse Impact of Reclassification as Employees by Governmental Authorities. The Company provides most of its services through independent contractors. The Company's success is dependent upon its ability to attract and retain the services of qualified independent contractors. From time to time, state and federal authorities have asserted that these contractors should be deemed to be employees of the Company for purposes of taxation and coverage under wage and hour, workers' compensation and unemployment compensation laws and regulations. None of these asserted claims has had a material adverse effect on the Company's results of operations or financial condition. However, if, in the future, additional assertions by state or federal authorities are upheld, the Company could incur significant litigation costs and liabilities and, if the Company were required to treat individual installers as employees rather than independent contractors, the Company's operating expenses could increase significantly with potential adverse effects on its results of operations and financial condition. See "Business -- Personnel."

     Dependence on Key Employees. The development of the Company's business has been dependent, to a large extent, on Larry R. Linhart, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, Joseph L. Govern, Vice President -- Operations of the Company, James W. Brittan, Treasurer and Vice President -- Finance and the Company's regional directors. The loss of the services of Messrs. Linhart, Govern or Brittan or any of such regional directors could adversely affect the Company.

     State and Local Licenses. The Company is required by many state and local authorities to obtain various contracting or engineering licenses or permits to conduct its business. The Company has historically been successful in obtaining and maintaining proper licensing and acquiring necessary permits from all appropriate authorities. However, because the standards for certain state and local licenses and permits are often unclear, there can be no assurance that state and local regulatory authorities who administer such licenses or permits will not determine that the Company has not obtained a relevant license or permit. Although the Company has not experienced significant difficulties in obtaining a license or permit, the failure of the Company to obtain and maintain necessary licenses or permits in some of the jurisdictions in which it conducts business may have an adverse effect on the Company. The Company believes that it is currently in compliance with all material state and local license and permit requirements.

     Shares Eligible For Future Sale. Future sales of the Common Shares in the public market following this offering could adversely affect the market price of the Common Shares. Substantially all outstanding Common Shares are freely tradeable by persons other than "affiliates" of the Company without restriction, including 401,260 Common Shares tradeable pursuant to an effective Registration Statement on Form S-8. The Company, its directors and executive officers have agreed not to offer to sell, sell, transfer or otherwise dispose of any Common Shares for a period of 120 days after the date of this Prospectus without the consent of the representatives of the Underwriters, except for issuances of Common Shares upon the exercise of outstanding stock options or pursuant to other employee benefit plans. Pursuant to the Shareholders' Agreement (as hereinafter defined), Larry R. Linhart, Robert L. Powelson and E. Len Gibson (the "Principal Shareholders") have registration rights which will obligate the Company to register Common Shares to be offered and sold on their behalf under certain circumstances. See "Selling Shareholders -- Principal Shareholders' Agreement." The offer, issuance or sale or the potential for offer, issuance or sale of any such Common Shares could have an adverse effect on the market price for the Common Shares.

     Continued Control by Principal Shareholders. The Principal Shareholders will beneficially own approximately 47.0% of the outstanding Common Shares immediately after this offering (43.5% if the Underwriters' over-allotment option is exercised in full), including an aggregate of 270,000 Common Shares (240,000 Common Shares if the Underwriters' over-allotment option is exercised in full) issuable upon the exercise of options held by Mr. Linhart, and will have significant influence over the outcome of all matters submitted to the shareholders for approval, including the ability to effectively control the election of all directors of the Company. See "Selling Shareholders" and "Capital Shares." Pursuant to the terms of the Shareholders' Agreement, the Principal Shareholders have agreed until August 19, 2004 (i) to nominate or cause the Board of Directors to nominate and recommend to the shareholders for election each of the Principal Shareholders and such number of outside directors as are necessary to fill any vacancies on the Board of Directors, and (ii) to cause the directors of each subsidiary of the Company to be Messrs. Linhart and Powelson and a third individual to be selected by them. See "Selling Shareholders -- Shareholders' Agreement."

     Dividend Policy. The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay any cash dividends in the foreseeable future. See "Price Range of Common Shares and Dividend Policy."

     Anti-Takeover Provisions. Certain provisions of the Company's Articles of Incorporation and Code of Regulations, including the provisions in the Company's Articles of Incorporation which require a supermajority shareholder vote of 75% of the voting shares to approve certain business combinations and which authorize the Company to purchase its capital shares by action of its Board of Directors. The effect of such provisions may inhibit takeover bids and decrease the chance of shareholders realizing a premium over market price for their Common Shares as a result of a takeover bid. See "Capital Shares."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Common Shares offered by the Company hereby, after deducting the estimated underwriting discount and offering expenses (assuming a public offering price of $29.625 per share), are expected to be approximately $16.4 million, without giving effect to the exercise by Larry R. Linhart of outstanding options to purchase 80,000 Common Shares for an aggregate purchase price of $320,000 immediately prior to Mr. Linhart's sale of such shares pursuant to this offering. Approximately $7.8 million will be used to repay in full the Company's revolving credit note (approximately $7.8 million outstanding at June 29, 1997) under its loan agreement with a commercial bank which bears interest at prime minus 1% (7.5% at September 29, 1997) and which matures at September 30, 1998. The balance will be used for general corporate purposes, including working capital, expansion of sales and marketing activities, openings of new field offices and possible acquisitions of businesses, services or technology complementary to the Company's business; however, the Company currently has no understandings, commitments or agreements with respect to any material acquisition. Pending such uses, the net proceeds will be invested in short-term investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

     The Common Shares are quoted on the Nasdaq National Market under the symbol "ALNK." The following table sets forth for the periods indicated the high and low last sales prices for the Common Shares as reported by the Nasdaq National Market.

                                                            HIGH         LOW
                                                           -------      ------
FISCAL 1996
  First Quarter..........................................  $10.000      $6.000
  Second Quarter.........................................  $ 9.250      $7.250
  Third Quarter..........................................  $ 8.750      $6.250
  Fourth Quarter.........................................  $ 9.250      $6.750

FISCAL 1997
  First Quarter..........................................  $ 9.000      $7.625
  Second Quarter.........................................  $ 7.750      $6.500
  Third Quarter..........................................  $ 7.625      $5.000
  Fourth Quarter.........................................  $ 8.000      $5.125

FISCAL 1998
  First Quarter..........................................  $ 9.500      $6.000
  Second Quarter (through September 29, 1997)............  $33.875      $9.406

     On September 29, 1997, the last reported sale price of the Common Shares on the Nasdaq National Market was $29.625 per share.

     As of June 18, 1997, there were approximately 1,468 beneficial owners of the Company's Common Shares.

     The Company has not paid cash dividends since its initial public offering in August 1994. The Company presently intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay any cash dividends in the foreseeable future. The payment and rate of future dividends, if any, are subject to the discretion of the Board of Directors and will depend upon the Company's earnings, financial condition, capital requirements and other factors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company, as of June 29, 1997, and as adjusted, as of that date, to give effect to the sale by the Company of 600,000 Common Shares in this offering and the application of the estimated net proceeds from this offering (assuming a public offering price of $29.625 per share), as described in "Use of Proceeds." The following table should be read in conjunction with the Financial Statements of the Company and the related Notes thereto.

                                                                         JUNE 29, 1997
                                                                  ---------------------------
                                                                  ACTUAL       AS ADJUSTED(1)
                                                                  -------      --------------
                                                                        (IN THOUSANDS)
Long-term debt (2)..........................................      $ 7,750         $    --
Shareholders' equity:
  Preferred shares, without par;
     1,000,000 shares authorized; none issued and
       outstanding..........................................           --              --
  Common shares, without par;
     10,000,000 shares authorized;
     3,481,580 shares issued and outstanding;
     4,081,580 shares as adjusted...........................        8,085          24,488
Retained earnings...........................................        3,898           3,898
                                                                  -------         -------
Total shareholders' equity..................................       11,983         $28,386
                                                                  -------         -------
Total capitalization........................................      $19,733         $28,386
                                                                  =======         =======

------------------

(1) Adjusted to reflect the sale of Common Shares offered by the Company hereby and the use of the net proceeds therefrom. See "Use of Proceeds." Adjustments do not give effect to the exercise by Larry R. Linhart of outstanding options to purchase 80,000 Common Shares for an aggregate purchase price of $320,000 immediately prior to Mr. Linhart's sale of such shares pursuant to this offering.

(2) See Note 4 of Notes to Financial Statements for a description of the Company's long-term debt.

                            SELECTED FINANCIAL DATA

     The selected financial data included in the following table should be read in conjunction with the Company's Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The selected financial data relating to the statements of operations for each of the Company's five fiscal years in the period ended March 30, 1997 and the balance sheet data as of March 28, 1993, April 3, 1994, April 2, 1995, March 31, 1996 and March 30, 1997 have been derived from the Company's audited financial statements. The selected financial data as of, and for the thirteen weeks ended, June 30, 1996 and June 29, 1997 are derived from the Company's unaudited financial statements, which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein but are not necessarily indicative of the results that may be expected for the full year.

                                                                                                 THIRTEEN WEEKS
                                                        FISCAL YEAR ENDED                             ENDED
                                     -------------------------------------------------------   -------------------
                                     MARCH 28,   APRIL 3,   APRIL 2,   MARCH 31,   MARCH 30,   JUNE 30,   JUNE 29,
                                       1993        1994       1995       1996        1997        1996       1997
                                     ---------   --------   --------   ---------   ---------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
  Revenues.........................   $24,970    $32,833    $47,541     $56,055     $63,036    $13,521    $21,651
  Gross profit.....................     8,496     10,994     15,675      17,105      21,738      4,500      8,302
  Selling, general and
    administrative expenses........     7,810      9,910     12,895      15,935      18,437      4,004      6,136
  Income from operations...........       686      1,084      2,780       1,170       3,301        496      2,166
  Interest expense.................       117        245        343         512         617        128        165
  Income before income taxes (2)...       577        841      2,487         686       2,691        369      2,001
  Net income (2)...................       346        505      1,492         457       1,568        222      1,181
  Net income per common share
    (2)............................   $  0.13    $  0.19    $  0.45     $  0.13     $  0.44    $  0.06    $  0.33
  Weighted average common shares
    outstanding....................     2,702      2,702      3,351       3,626       3,589      3,640      3,596
SUPPLEMENTAL PRO FORMA DATA AS
  ADJUSTED(3):
  Income before income taxes.......                                                 $ 3,308               $ 2,166
  Pro forma net income.............                                                   1,928                 1,278
  Pro forma net income per common
    share..........................                                                 $  0.49               $  0.33
  Pro forma weighted average common
    shares outstanding.............                                                   3,918                 3,879

                                                                                                  JUNE 29, 1997
                        MARCH 28,   APRIL 3,   APRIL 2,   MARCH 31,   MARCH 30,   JUNE 30,   ------------------------
                          1993        1994       1995       1996        1997        1996     ACTUAL    AS ADJUSTED(4)
                        ---------   --------   --------   ---------   ---------   --------   -------   --------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.....   $2,968     $ 3,691    $ 7,703     $ 9,068     $13,679    $ 9,756    $13,434      $22,087
  Total assets........    8,334      10,363     17,133      20,554      26,211     21,524     27,676       36,329
  Total debt..........    2,321       4,206      4,009       6,563       9,069      6,959      7,750           --
  Shareholders' equity
    (5)...............    3,641       3,315      8,754       9,211      10,082      9,432     11,983       28,386

------------------
(1) All fiscal years represent 52-week periods, except fiscal 1994 represents a 53-week period.
(2) Net income for fiscal 1993 and 1994 has been adjusted, on a pro forma basis, for income taxes that would have been reported had the Company been subject to federal, state and local income taxes for such periods. See Notes 1 and 7 of Notes to Financial Statements.
(3) Supplemental pro forma as adjusted income before taxes and net income reflect the elimination of interest on existing debt. The pro forma weighted average common shares outstanding include the estimated number of shares to be issued to fund the repayment of such debt.
(4) Adjusted to reflect the sale of Common Shares offered by the Company hereby and the use of the net proceeds therefrom. See "Use of Proceeds."
(5) The Company made S corporation distributions of $940,000 in fiscal 1993, no distributions in fiscal 1994, and distributions of $3.2 million in fiscal 1995 ($2.7 million of which was made in conjunction with the Company's initial public offering in August 1994 and $500,000 of which was paid in April 1994). No dividends have been paid since the Company's initial public offering.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The Company reported record revenues and operating income for the 1997 fiscal year which ended March 30, 1997. Net income per common share for the year more than tripled to $0.44 per share versus $0.13 recorded in fiscal 1996. The Company's increased revenues and operating profitability are the result of three primary factors: (1) an improving market and more work opportunities as a result of the Telecommunications Act; (2) successful implementation of a two-step strategy of (a) increasing its emphasis on premises wiring projects and shifting its outside plant construction services exclusively to new construction projects, and (b) restructuring the management of its field operations; and (3) a continued focus on broadening the Company's customer base beyond its traditional cable television industry base.

     Key provisions of the Telecommunications Act were designed to enhance competition within the telecommunications industry. These provisions include:
(1) allowing Telcos to sell video services, and in certain cases, to buy local cable television companies, (2) deregulating cable companies (such as allowing them to charge what they wish for many channels) once there is effective competition or after three years, (3) permitting RBOCs and other LECs to enter the long distance market once certain conditions are met in the local phone market, and (4) allowing long distance providers to enter the local phone business. The Company believes that the enhanced competitive environment fostered by the Telecommunications Act has had, and should continue to have, a favorable impact on the Company as it should increase spending by telecommunication providers and the demand for the Company's cabling services. Faced with competition for video services from both Telcos and DBS providers, many cable television companies have announced plans to increase their capital spending in order to expand their existing channel capacity and to offer new services and next generation technologies and to improve picture and sound quality. Increased competition and capital spending allows the Company to deploy its resources on those projects that offer the highest possible profitability. Since all premises wiring cabling services are substantially similar in nature, the Company has the ability to shift management and production resources to those industries, customers, and projects that provide the most economic potential.

     In late fiscal 1996, the Company initiated a two-step strategy to improve its results of operations and position the Company for future growth. First, the Company decided to increase its emphasis on premises wiring services and to shift its outside plant construction services from providing such services for both retrofit construction projects and new construction projects to providing exclusively outside plant construction services for new construction projects. See "Business -- Principal Services." Second, the Company restructured the management of its field operations into four regions, decentralizing regional operations and marketing decision making to senior field personnel. As a result of the implementation of these strategies, the Company's total revenues increased by 12.5% from $56.1 million in fiscal 1996 to $63.0 million in fiscal 1997 and by 60.1% from $13.5 million in the first quarter of fiscal 1997 to $21.7 million in the first quarter of fiscal 1998. Net income increased by approximately 250% from $457,000 in fiscal 1996 to $1.6 million in fiscal 1997 and by over 400% from $222,000 in the first quarter of fiscal 1997 to $1.2 million in the first quarter of fiscal 1998.

     The following table sets forth for fiscal 1996 and 1997 approximate Company revenues by principal services provided and the change in Company revenues from each service from fiscal 1996 to fiscal 1997.

                                                                                 CHANGE FROM
PRINCIPAL SERVICES PROVIDED              FISCAL 1996         FISCAL 1997         FISCAL 1996
---------------------------             -------------       -------------       -------------
                                                        (DOLLARS IN MILLIONS)
Premises wiring.......................  $37.3     66%       $53.4     85%       $16.1    43%
Outside plant construction............   18.8     34%         9.6     15%        (9.2)  (49%)
                                        -----    ---        -----   ----        -----
  Total...............................  $56.1    100%       $63.0    100%       $ 6.9    12%
                                        =====    ===        =====   ====        =====

     In addition, the Company has continued to diversify its customer base beyond its traditional cable television industry base. Historically, the Company's revenues and results of operations have largely been impacted by the level of capital spending within the domestic cable industry. The amount of capital spending has been cyclical and has been affected by a number of factors, including perceived or actual government regulation, industry access to financial markets, industry consolidation, and other demands for capital, such as personal communication service ("PCS") capital commitments. In the past, delayed, depressed or erratic capital spending has negatively affected the Company's operating results. The Company has progressively reduced its concentration in the cable industry by actively marketing its premises wiring services to other industries, primarily Telcos and commercial network customers.

     The following table sets forth for fiscal 1996 and 1997 approximate Company revenues by principal customer group and the change in Company revenues by principal customer group from fiscal 1996 to fiscal 1997.

                                                                                            CHANGE FROM
PRINCIPAL CUSTOMER GROUP                FISCAL 1996               FISCAL 1997               FISCAL 1996
------------------------             ----------------          ----------------          -----------------
                                                            (DOLLARS IN MILLIONS)
MSOs(1)...........................   $37.8        67%          $30.7        49%          ($7.1)      (19%)
LAN customers.....................     7.7        14%           13.8        22%            6.1        79%
Telcos(2).........................     2.7         5%           11.3        18%            8.6       319%
DBS providers(3)..................     5.1         9%            6.8        11%            1.7        33%
Other.............................     2.8         5%            0.4        --            (2.4)      (86%)
                                     -----       ---           -----       ---           -----
  Total...........................   $56.1       100%          $63.0       100%          $ 6.9        12%
                                     =====       ===           =====       ===           =====

------------------
(1) Includes (a) approximately $2.0 million and $1.5 million in fiscal 1996 and 1997, respectively, from an MSO that was acquired by a Telco in late 1996 and (b) approximately $2.4 million in fiscal 1997 from a general contractor in its capacity as a contractor for an MSO which is owned by a Telco.

(2) Includes (a) approximately $0.4 million and $0.9 million in fiscal 1996 and 1997, respectively, from a CLEC and (b) approximately $0.2 million in fiscal 1996 from a general contractor in its capacity as a contractor for a Telco.

(3) Includes approximately $4.6 million and $5.2 million in fiscal 1996 and 1997, respectively, from a DBS provider which is controlled by MSOs.

RESULTS OF OPERATIONS

     Revenue is generated from cabling projects performed via work orders issued under master contracts. Contract costs may vary depending upon the contract volume, the level of productivity, competitive factors in the local market, and other items. Cost of sales includes subcontractor production costs, materials not supplied by the customer, vehicle and machinery expenses, and business insurance related costs. Selling, general and administrative expenses consist primarily of field employee wages and payroll costs. The Company believes that its selling, general and administrative cost structure is maintained at levels necessary to adequately support both anticipated near term revenue levels and projected longer term revenue levels. These anticipated revenue levels and associated cost structures may vary among the Company's regional field offices and geographic market areas.

THIRTEEN WEEKS ENDED JUNE 29, 1997 COMPARED TO THIRTEEN WEEKS ENDED
JUNE 30, 1996

  Revenues

     Total revenues for the first quarter of fiscal 1998 were $21,651,070 compared to $13,521,020 for the first quarter of fiscal 1997, an increase of 60.1%.

     Revenues derived from residential and commercial premises wiring activities increased by 81.1% to a record $18.6 million in the first quarter of fiscal 1998, versus approximately $10.2 million in the prior year period. Such revenues accounted for 85.7% of the Company's total revenues for the most recent quarter, versus 75.8% a year earlier, consistent with the Company's announced strategy to focus efforts on premises wiring activities.

     Premises wiring revenues derived from Telcos that are building or expanding video systems increased to approximately $8.3 million (approximately 38% of total Company revenues) in the first quarter of fiscal 1998 compared to approximately $0.6 million (approximately 4% of total Company revenues) in the first quarter of fiscal 1997. Of the total $8.3 million of revenues from Telcos, approximately $3.7 million, or 17.2% of total Company revenues, was generated from work orders issued under contracts with GTE Media Ventures, a division of GTE.

     The Company believes that as a result of the Telecommunications Act, certain Telcos have increased their capital expenditures for video systems, and the Company has aggressively marketed its services to these companies. The first quarter of fiscal 1998 included Telco revenues of approximately $1.1 million pursuant to a contract that was terminated in June 1997, due to that customer's decision to stop deployment of its hardwire cable system.

  Gross Profit

     Gross profit for the first quarter of fiscal 1998 was $8,302,042, or 38.3% of revenues, as compared to $4,499,776, or 33.3% of revenues, the first quarter of fiscal 1997. The increase in gross margin is due primarily to a decrease in cabling materials expense (included in cost of sales) as a percent of total Company revenues. The majority of the Company's commercial network cabling contracts are turnkey contracts, in which the Company provides both the labor and materials necessary for the network installation. These cabling materials, which are billed at near cost, comprised approximately 8% of total Company revenues in the first quarter of fiscal 1998 versus approximately 15% in the comparable period in fiscal 1997. The percentage decline in cabling materials is primarily due to strong first quarter fiscal 1998 labor only revenues derived from Telcos. The increase in gross margin is also a result of subcontractor production costs, which decreased as a percent of labor cabling revenues in the first quarter of fiscal 1998 compared to the first quarter of fiscal 1997. Contract and project subcontractor costs are dependent upon a number of factors, including pricing for the Company's services, the level of productivity, competitive factors in the local market, and other items.

  Selling, General and Administrative

     Selling, general and administrative expenses for the first quarter of fiscal 1998 were $6,136,163, or 28.3% of revenues, as compared to $4,004,152 or 29.6% of revenues for fiscal 1997.

     The Company's selling, general and administrative cost structure, which consists primarily of field employee wages and payroll costs, is maintained at levels necessary to adequately support both anticipated near term revenues and projected longer term revenues. These anticipated revenue levels and associated cost structures may vary among the Company's regional field offices and geographic market areas. The dollar increase in selling, general, and administrative expenses for the first quarter of fiscal 1998 is primarily due to increased employee wages and associated costs incurred to support both current period revenues and anticipated future revenues.

  Interest Expense

     Interest expense was $165,051 or 0.8% of revenues for the first quarter of fiscal 1998 as compared to $127,632 or 0.9% of revenues for the first quarter of fiscal 1997. The dollar increase in interest expense is primarily due to increased borrowings to finance accounts receivable and work-in-process.

FISCAL 1997 COMPARED TO FISCAL 1996

  Revenues

     Total revenues for fiscal 1997 were $63,035,814 compared to $56,055,416 for fiscal 1996, an increase of 12.5%.

     Total residential and commercial premises wiring revenues for fiscal 1997 increased 43.4% to approximately $53.4 million compared to approximately $37.3 million in fiscal 1996. Revenues derived from network cabling services increased $6.1 million or 79.0% from the $7.7 million recorded in fiscal 1996 to approximately $13.8 million in fiscal 1997 due to increased marketing efforts by the Company for these services. In addition, premises wiring revenues derived from Telcos that are building or expanding video systems increased to approximately $10.3 million for fiscal 1997 compared to approximately $2.0 million for the 1996 fiscal year. The Company believes that as a result of the Telecommunications Act, certain Telcos have increased their capital expenditures for video systems, and the Company has aggressively marketed its services to these companies.

     Outside plant construction revenues for fiscal 1997 declined to approximately $9.6 million from approximately $18.8 million in fiscal 1996, reflecting management's strategy to increase its emphasis on premises wiring services.

     The Company recorded sequential increases in revenues during each quarter of fiscal 1997, including a record $17,120,507 in the fourth quarter ended March 30, 1997. Revenues during the fourth quarter of fiscal 1996 were negatively impacted by the following: (1) lower than anticipated capital spending by its cable television customers in several market areas, (2) delays in the start-up of network cabling projects, and (3) unusually severe weather in January, 1996.

  Gross Profit

     Gross profit for fiscal 1997 was $21,738,347, or 34.5% of revenues, as compared to $17,104,657, or 30.5% of revenues, for fiscal 1996.

     The increase in gross margin for fiscal 1997 can primarily be attributed to the emphasis on premises wiring projects over outside plant construction projects. Outside plant construction projects require the use of heavy machinery, specialized trucks, tool systems, and other related construction equipment which reduce the Company's gross margin. In fiscal 1996, the Company's overall operating results were negatively impacted by operating losses incurred on a large outside plant construction project in the San Diego area. These operating losses totaled approximately $600,000, due primarily to high vehicle, equipment, and production costs, on contract revenues of approximately $4.9 million. The Company's overall operating results for the first six months of fiscal 1997 were negatively impacted by operating losses of approximately $370,000 as a result of the Company's decision to close its San Diego regional office and the completion of remaining outside plant construction projects there.

  Selling, General and Administrative

     Selling, general and administrative expenses for fiscal 1997 were $18,436,896, or 29.2% of revenues, as compared to $15,935,087 or 28.4% of revenues, for fiscal 1996.

     The dollar increase in selling, general, and administrative expenses for fiscal 1997 is primarily due to increased employee wages and associated costs incurred to support both current period revenues and anticipated future revenues. Selling, general, and administrative expenses also include additional amounts for sales personnel engaged in marketing the Company's local area network cabling services. The Company's selling, general and administrative expenses during the current fiscal year were also impacted by an unusually large charge to bad debts of $234,000 as a result of a customer filing for protection under Chapter 11 of the Bankruptcy Code.

  Interest Expense

     Interest expense was $617,004 or 1.0% of revenues for fiscal 1997 as compared to $512,214, or 0.9% of revenues, for fiscal 1996.

     The dollar increase in interest expense is primarily due to increased borrowings to finance accounts receivable and work-in-process.

FISCAL 1996 COMPARED TO FISCAL 1995

  Revenues

     Total revenues for fiscal 1996 were $56,055,416, compared to $47,541,021 for fiscal 1995, representing an 18% increase.

     Approximately $3.3 million and $2.6 million of the total $8.5 million increase in revenues is the result of growth in both network cabling and DBS services, respectively. This growth is due to increased marketing efforts for such services. The remaining revenue increase resulted primarily from an increase in the volume of work orders from either existing or new contracts. For the year, residential and commercial premises wiring revenues increased approximately 27%.

     Revenues during the fourth quarter of fiscal 1996 were negatively impacted by the following: (1) lower than anticipated capital spending by its cable television customers in several market areas (2) delays in the start-up of network cabling projects, and (3) unusually severe weather in January, 1996.

  Gross Profit

     Gross profit was $17,104,657, or 30.5% of revenues, for fiscal 1996, as compared to $15,674,936, or 33.0% of revenues, for fiscal 1995. The decrease in gross profit as a percentage of revenues can be attributed primarily to two factors. The first is higher cabling material revenues generated from the Company's network cabling services. The cost of these materials, which are billed at near cost because of competitive pressures, is included in cost of sales, which decreases gross profit as a percentage of sales. Secondly, the Company's gross profit for fiscal 1996 was negatively impacted by operating losses, due primarily to high production costs and vehicle and equipment costs, incurred on a large construction project in the San Diego area.

  Selling, General and Administrative

     Selling, general and administrative expenses were $15,935,087, or 28.4% of revenues, for fiscal 1996 as compared to $12,895,108, or 27.1% of revenues, for fiscal 1995. The dollar increase in selling, general and administrative expenses is primarily due to additional employee wages incurred to support both actual and anticipated increased revenues. During fiscal 1996, the Company also increased sales personnel for marketing network cabling services.

  Interest Expense

     Interest expense was $512,214, or 0.9% of revenues, for fiscal 1996, as compared to $342,891, or 0.7% of revenues, for fiscal 1995. The dollar and percentage increase in interest expense can principally be attributed to increased borrowings in fiscal 1996 to finance capital expenditures and for related receivables financing.

LIQUIDITY AND CAPITAL RESOURCES

     General. Historically, the Company's principal sources of liquidity have come from operating cash flow and credit arrangements. The Company's primary requirements for working capital are to finance accounts receivable, work-in-process and capital expenditures. Pursuant to a typical construction, MDU, or LAN cabling contract, work performed by the Company is generally not billed to a customer until various stages in a project are complete or until the entire project is complete. Because the Company pays its suppliers and subcontractors on a current basis, to the extent that trade payables exceed customer accounts paid at any given time, the Company draws on its revolving credit note to finance its work-in-process until project work is billed to and paid by the customer.

     Combined accounts receivable and work-in-process at June 29, 1997 totaled $19,346,655 compared to $17,853,591 at March 30, 1997, an increase of $1,493,064 or 8.4%. This increase is due primarily to the record level of revenues that the Company recorded during the fiscal quarter of 1998 which ended June 29, 1997. Combined accounts receivable and work-in-process at March 30, 1997 totaled $17,853,591 compared to $11,802,060 at March 31, 1996, an increase of $6,051,531 or 51.3%. This increase is due primarily to the increased level of revenues that the Company recorded during the 1997 fiscal fourth quarter which ended March 30, 1997. Revenues for all of fiscal 1997 were $63,035,814, an increase of $6,980,398 or 12.5% from the $56,055,416 recorded in fiscal 1996; however, revenues for the fourth quarter of fiscal 1997 increased by 32.3% to $17,120,507 compared with $12,935,879 in the comparable quarter last year. In addition, fiscal 1997 revenues and work-in-process include increases in the Company's volume of MDU and network cabling projects. The Company anticipates that it will continue to receive collections of its accounts receivable in the ordinary course of business in sufficient amounts to permit it to comply with all covenants and terms of its revolving credit note. There is no assurance, however, that the Company will be able to collect all or substantially all of its accounts receivable outstanding at any time, although the Company believes it has adequately provided for potential losses through its allowance for doubtful accounts. The Company's failure to collect substantially all of its accounts receivable and work-in-process would have an adverse impact on its working capital and could adversely affect its results of operations.

     Capital requirements are dependent upon a number of factors, including the Company's revenues, level of operations, and the type of contracts and work that the Company performs. Due to the fact that the Company generally has no extended commitments from its customers, it is difficult to forecast longer term revenues and associated capital expenditure and operating cash requirements.

     The Company reviews credit arrangements with its commercial bank annually. As of June 29, 1997, the Company had available $4,250,000 under its revolving credit note compared to $3,000,000 available at March 30, 1997, an increase of $1,250,000 in available funds. The Company does not anticipate difficulties in obtaining additional credit from its commercial bank should the need arise. The Company will also periodically examine financing capital needs through the issuance of additional common stock.

     Management believes that current and possible additional credit from its commercial bank, cash flow from operations, and funds which may be obtained from the issuance of common stock should provide sufficient capital to meet the reasonably foreseeable business needs of the Company.

     Current Credit Arrangements. Under a loan agreement with its commercial bank that was amended September 27, 1996, the Company has a $12,000,000 unsecured revolving credit note and had an unsecured term note which has been paid in full. The interest rate on the revolving credit note is prime minus 1% and interest is payable monthly. The revolving credit note matures September 30, 1998 and includes a commitment fee of 1/4% on any unused portion of the note. Borrowings under the revolving credit note were $9,000,000 at March 30, 1997 and $7,750,000 at June 29, 1997.

     The loan agreement limits the Company's ability to create or incur liens on its assets, to incur additional indebtedness, to guarantee the indebtedness of others and to make loans or advances. Additionally, the agreement restricts the Company from entering into merger or acquisition transactions or transactions involving the sale of substantially all of its assets without the prior consent of the bank. The loan agreement also requires the Company to meet certain financial tests.

     Cash Flow From Operating Activities. For the first three months of fiscal 1998, net cash provided by operating activities was $2,129,529. This was due primarily to the Company's net income, depreciation and amortization, and income taxes payable which totaled $2,443,998. These items were somewhat negated by increases in accounts receivable and work-in-process that were not offset by corresponding increases in trade accounts payable and liabilities to subcontractors. For fiscal 1997, net cash used in operating activities totaled $258,607. This is principally the result of increases in accounts receivable and work-in-process that were not offset by corresponding increases in trade accounts payable and liabilities to subcontractors. The Company is limited in its ability to offset increases in accounts receivable and work-in-process through increases in accounts payable or liabilities to subcontractors. Increased cash requirements due to increased accounts receivable and work-in-process were somewhat negated by noncash expenses of depreciation and amortization which totaled $2,242,312.

     Cash Used In Investing Activities. Net cash used in investing activities for the first three months of fiscal 1998 totaled $829,672 compared to $569,856 for the comparable period last year. Cash used in investing activities is primarily a result of the purchase of property and equipment, which totaled $1,004,126 (4.6% of revenues) for the fiscal 1998 first quarter versus $609,169 (4.5% of revenues) for the comparable period last year. For fiscal 1997, net cash used in investing activities totaled $2,205,641. This was mainly due to the purchase of property and equipment in the amount of $2,752,254. The level of capital expenditures is dependent largely upon the level of outside plant construction services that the Company performs. The Company uses heavy machinery, specialized trucks, and other construction equipment to perform its construction services. Capital expenditures for fiscal 1997 decreased approximately $1.5 million or 34.5% from fiscal 1996. This decrease is the result of the Company doing less outside plant construction work in fiscal 1997.

VARIABILITY IN QUARTERLY RESULTS AND SEASONALITY

     The Company's quarterly revenues and associated operating results have in the past, and may in the future, vary depending upon a number of factors. The Company has no long-term contractual commitments to provide its services. The contractual commitments which do exist generally can be terminated on 30 days' notice. These contractual commitments do not involve a firm backlog of committed work because the nature of the Company's contracts with MSOs, Telcos and DBS providers produce daily work orders only on a project-by-project basis which must be funded by an approved purchase order. In addition, network cabling services are generally nonrecurring in nature and are contracted on a project-by-project basis. Therefore, the amount of work performed at any given time and the general mix of customers for which work is being performed can vary significantly. Consolidation within the telecommunications industry may also delay or depress capital spending, as companies assess their new business plans and strategies and focus on administrative and operational issues associated with their acquisitions or alliances. The Company's operations historically have also been influenced by the budget cycles of the Company's customers. Many of the Company's MSO customers utilize a calendar year budget cycle, funded with quarterly purchase authorizations, which in certain fiscal years has resulted in a lack of availability of funds in the Company's third fiscal quarter and has delayed work authorizations in the Company's fourth fiscal quarter. Telecommunications providers are also subject to actual and potential local, state, and federal regulations that influence the availability of work for which the Company may compete. For example, the Company believes that uncertainty regarding pending federal telecommunications legislation decreased capital spending by many of its customers during the 1996 fiscal year. Weather may affect operating results due to the fact that construction cabling services are performed outdoors. Weather can also impact the Company's premises wiring cabling services due to the limited and lost production associated with poor driving conditions and generally difficult working environments. Operating results may also be affected by the capital spending patterns of the Company's customers and by the success of various technologies and business strategies employed by them. In fiscal 1997, the Company recorded approximately $10.3 million (or 16.4% of total revenues for the year), and for the first quarter of fiscal 1998, the Company recorded approximately $8.3 million (38.1% of total revenues for the quarter) in revenues from Telcos that are building or expanding video systems. Of the total $8.3 million of revenues from Telcos, approximately $3.7 million (or 17% of total Company revenues) was generated from work orders issued under contracts with GTE Media Ventures, a part of GTE Corporation. The amount of future capital allocated by these companies to their video programs is largely contingent upon the financial success of these programs. The Company's operating profitability and capacity to increase revenues is also largely dependent upon its ability to locate and attract qualified field managers, project managers, and technical production personnel. Other factors that may affect the Company's operating results include the size and timing of significant projects, and the gain or loss of a significant contract or customer.

INFLATION

     Historically, inflation has not been a significant factor to the Company as labor is the primary cost of operations and its contracts are typically short-term in nature. On an ongoing basis, the Company attempts to minimize any effects of inflation on its operating results by controlling operating costs and, whenever possible, seeking to insure that selling prices reflect increases in costs due to inflation.

ENVIRONMENTAL MATTERS

     The Company anticipates that its compliance with various laws and regulations relating to the protection of the environment will not have a material effect on its capital expenditures, future earnings or competitive position.

                                    BUSINESS

GENERAL

     The Company is a nationwide provider to the telecommunications industry of cabling services for the transmission of video, voice and data. The Company provides its services to Telcos, MSOs, systems integrators and end users of LAN systems and DBS providers. The Company, which conducts business under the trade name "NaCom," currently markets and provides its services through a national network of 18 regional offices and 11 satellite offices which in fiscal 1997 served customers in 44 states. Representative customers of the Company include Ameritech, Cox, GTE, IBM, Lucent, MCI, PrimeStar, Time Warner Cable and US West.

INDUSTRY OVERVIEW

     The telecommunications industry has been undergoing rapid change due to deregulation and the introduction of new technologies, both of which have resulted in increased competition in the industry. In addition, growing customer demand for enhanced video, voice and data telecommunications services have increased bandwidth requirements while highlighting bandwidth limitations of existing cabling in many markets. The Telecommunications Act has created incentives for providers of video, voice and data communications services to upgrade their network infrastructures by opening previously protected markets to competition. Specifically, the Telecommunications Act, once certain conditions are met (i) allows RBOCs and other LECs to enter the long distance services market; (ii) allows long distance carriers, such as AT&T Corp. ("AT&T"), MCI and Sprint Corporation ("Sprint"), to enter the local telephone services market;
(iii) allows any other entity, including MSOs and utilities, to enter both the local telephone service and long distance services markets; (iv) allows Telcos to sell video services, and in certain cases, to buy local cable television companies; and (v) deregulates MSOs once there is effective competition or after three years. Further, continuing developments in multimedia applications are bringing new entrants to the telecommunications market. Internet service providers and cable television, entertainment and data transmission companies are all potential users of video, voice and data communications services over broadband cabling systems. These changes have had, and are expected to continue to have, a significant impact on each of the Company's customer groups.

  TELCOS

          Video Communications. The Telecommunications Act allows Telcos to build systems for the transmission of video communications in their existing territories. Ameritech and GTE are among the companies which have already begun to build video systems in their territories. In addition, PacBell and BellSouth Corporation have either begun, or announced plans to begin, building digital wireless cable video systems in certain major metropolitan areas.

          Local Telephone Service. There are presently an estimated 30 million households in the United States with PCs. The rapid growth in residential customer demand for access to the Internet and for other services, such as fax machines, has led to increased demand for additional telephone lines. The increased competition resulting from the Telecommunications Act has also led to customer demand for improved service. Such increased customer demand is forcing service providers to upgrade existing networks and to upgrade or extend the in-home cabling.

          Long Distance Providers. The Telecommunications Act allows long distance providers, such as AT&T, MCI and Sprint, to enter the local telephone services market. While the ability of such providers to enter the local telephone services market has been, and may continue to be, delayed by a variety of legal and procedural challenges which have been mounted by RBOCs and other LECs, MCI has already expended significant amounts to build facilities for local telephone service and MCI and other long distance providers have entered into reselling agreements with certain LECs. These new providers of local telephone services require cabling resources to support the interior premises wiring needs of their local telephone operations.

  MSOS

          Faced with competition for video services from both Telcos and DBS providers, many MSOs have announced plans to increase their capital spending in order to expand their existing channel capacity and to offer new services and next generation technologies and to improve picture and sound quality. New technology in which video and data communications converge through the development of platforms which combine high-speed access to the Internet with a WebTV-like interface, could significantly add to the demand for premises wiring services.

          The cable television industry, which in recent years has generally been capital constrained, has begun to show signs of renewed financial strength. Recently Microsoft Corp. invested $1.0 billion in Comcast Corp. which is the nation's fourth largest cable operator. The two companies have publicly announced the intention to have trials of both set-top converter boxes that connect WebTV to hybrid fiber-coaxial networks and cable-ready PCs by the end of 1998. Tele-Communications, Inc. ("TCI") has recently announced a three-year $1.7 billion network-upgrade project which will include preparing 500,000 homes for two-way signalling which will enable TCI to roll out @Home Network, its high-speed Internet data service.

          Although MSOs have been given the opportunity to provide residential telephone services to their customers, the large majority of MSOs have not engaged in any meaningful activity beyond technical trials.

  SYSTEMS INTEGRATORS AND NETWORK USERS

          In the past decade, the commercial use of PCs has become pervasive. The development of more powerful processors and easier to use software has expanded applications from word processing, accounting and data base management to electronic mail and research. As the number of PCs in businesses has grown, the need to share information among users has also grown. This has given rise to a large and rapidly expanding networking industry consisting of LANs. LANs connect PCs to other PCs, file servers, wide area networks ("WANs") and other devices, such as printers. WANs connect LANs at one site to other sites and connect users working outside their offices to their LAN, third party information sources or the Internet. Rapid technological advances in computers and software, including the use of more powerful computers and distributed area processing, have created the need for increasingly sophisticated LAN and WAN technologies. Such technologies demand an advanced high bandwidth data transmission cable that enables increased volumes of data to be transmitted at faster speeds without diminishing data integrity. This rapid rate of technological change has created demand both for new LANs and for maintenance and upgrades of existing LAN systems which no longer provide the necessary speed or quality of data transmission.

  DBS PROVIDERS

          Two major DBS providers have evolved over the last several years:
     PrimeStar, which is controlled by certain MSOs and has approximately 1.9 million subscribers, and DirecTV, which is an indirect wholly-owned subsidiary of General Motors Corporation and has approximately 2.7 million subscribers. The Company believes that the potential market in the U.S. for video, audio and data programming services via satellite consists of (i) the approximately 8 to 11 million households that do not have access to cable television (not "passed by cable"), (ii) the approximately 21 million households currently passed by cable television systems with fewer than 40 channels of programming, (iii) other existing cable subscribers who desire a greater variety of programming, improved video and audio quality, better customer service and fewer transmission interruptions, (iv) the commercial marketplace, including restaurants, bars, hotels, motels, MDUs, businesses and schools, and (v) the approximately 2.2 million low power C-band subscribers who may desire to migrate to digital service.

  UTILITY COMPANIES

          The Telecommunications Act allows public utility companies to provide local and long distance telecommunications services to third parties. Additionally, the utility industry is in the preliminary stages of the deregulation process. Several states have already enacted deregulation legislation and other states and the federal government are expected to address deregulation in the next several years. Many utilities have already announced plans to enter businesses or form joint ventures offering services, such as local and long distance telephone services, cable television services and Internet access, to their markets.

     The Company believes there will continue to be growing opportunities in both the residential and commercial markets to design, construct, install and maintain cabling systems as telecommunications service providers increase capital expenditures for their infrastructures and implement plans to improve service in response to competition. In order to eliminate the ongoing expense and effort required to manage labor intensive, multi-office service organizations, the cable television industry historically has sought to outsource a large portion of these services on a unit cost basis with independent contractors, such as the Company. Telcos are also beginning to seek new outsourcing solutions in response to competitive price pressures. In addition, LAN cabling services are typically performed by third party vendors which construct, install and maintain LAN systems for businesses on a contract basis. The Company believes that it will continue to gain significant cabling opportunities in both the residential and commerical markets as new technologies, increased services and competition fuel the growing demand for the delivery of video, voice and data into homes and businesses. Finally, the Company believes that it will continue to gain significant cabling opportunities to provide services to DBS providers given the potential market for video, audio and data programming services via satellite.

BUSINESS AND GROWTH STRATEGIES

     The Company intends to capitalize on the increasing demand for video, voice and data services, the increased competition fueled by the Telecommunications Act and the introduction of new technologies by pursuing the following strategies:

          Leverage Existing Infrastructure to Capitalize on Industry
     Growth. Through its network of 29 regional and satellite offices which in fiscal 1997 served customers in 44 states, the Company is able to offer providers of video, voice and data services a one-stop outsourcing solution for their cabling services needs. Building on its existing customer base in the telecommunications, cable television and network services industries, the Company intends to further differentiate itself from its competitors by aggressively pursuing opportunities to provide cabling services on a national and regional basis, rather than on a strictly local basis.

          Focus on Premises Wiring Services. The Company intends to continue its emphasis on premises wiring services, which have been the Company's core service for nearly 20 years. Premises wiring services, when provided on a regional or national scale, are logistically intensive. With its current residential premises wiring services volume in excess of 15,000 completed work orders per week, the Company believes that, as the only independent nationwide provider of residential premises wiring services, it is better positioned to bid on large-scale contracts than its competitors, allowing the Company to gain market share.

          Expand Services Performed for Telcos. The Company has already achieved significant growth in the premises wiring services performed for Telcos as revenues from Telcos (excluding CLECs) increased by over 400% from $2.0 million in fiscal 1996 (3.6% of revenues) to $10.3 million in fiscal 1997 (16.4% of revenues). Building on the base of premises wiring services performed for US West, GTE, PacBell and Ameritech, the Company intends to pursue further opportunities within its existing customer base as well as with additional Telcos it currently does not serve.

          Build a Nationwide, Diversified Telecommunications Services Business. As a result of the opportunities presented by the passage of the Telecommunications Act and the continued industry trend toward the outsourcing of video, voice and data cabling services, the Company believes it has strong prospects for growth. The Company intends to gain greater market share from its existing customer base, to capture new customers in industries in which it currently competes, and to expand into new industries requiring cabling services, including the utility industry. As appropriate, the Company will selectively open new offices either to fill in existing markets or to gain access to new markets, such as the Pacific Northwest. Finally, the Company will consider acquisitions to complement its business if such acquisitions would enable the Company to add significant new customers, increase its ability to provide existing or new services or expand its business into new regional geographic markets.

PRINCIPAL SERVICES

     The Company designs, constructs, installs and maintains fiber optic, coaxial and twisted-pair copper cabling systems for the transmission of video, voice, and data. The Company's services include the drops and cable feeds to, and wiring of, residences, MDUs and commercial buildings (collectively, "premises wiring services") and the construction and installation of aerial and underground distribution plant ("outside plant construction services"). The Company provides these services on a national basis to providers of telecommunications services, including Telcos, MSOs, systems integrators and users of LAN systems and DBS providers.

     Premises Wiring Services. Premises wiring services include the installation and maintenance of both hardwire and wireless cable systems. Installation services for hardwire cable systems include installing coaxial drops connecting residences to the feeder cable carrying the cable operator's signal, cabling the exterior and interior of MDUs and single family residences and installing converter units within the residence. Maintenance services for hardwire cable systems include (1) replacement of damaged or obsolete cable, (2) reconnection and disconnection of subscriber services, (3) day-to-day additions and changes to installed drops, (4) upgrade sales and service changes and (5) miscellaneous service calls.

     Wireless cabling services include both installation and maintenance services for DBS systems or digital wireless multi-channel multi-point distribution systems ("MMDS"), popularly known as "wireless cable." DBS installation services consist of attaching a satellite dish to the subscriber's property, hooking up the digital set-top converter box and installing the related cabling, grounding, and connective materials. DBS maintenance services include the replacement of damaged cable, grounding and connective materials and satellite receiving equipment. MMDS cable system installations consist of attaching a microwave receiving antenna to the subscriber's property and installing the digital set-top converter and related cabling, grounding, and connective materials. Maintenance services for MMDS are essentially the same as maintenance services for DBS.

     Premises wiring services also include the design and data cabling of LAN and WAN systems for commercial business, governments and educational organizations. The Company's network cabling design services begin with an on location site survey to determine the most efficient cable routing path and the location of end user outlets. The Company may then utilize a computer-assisted design system to finalize a cabling plan that meets network requirements and performance specifications. Once approved by the customer, a blueprint or other working print is generated which is used as a guide for the network installation. The Company installs a variety of voice and data cabling, including coaxial, fiber optic, and twisted-pair copper wiring. Upon completion of a network installation, the Company generally delivers to the customer test documentation and an as-built design layout.

     Total premises wiring revenues increased by 43.4% from approximately $37.3 million (66.5% of total revenues) in fiscal 1996 to approximately $53.4 million (84.7% of total revenues) in fiscal 1997 and by 81.1% from approximately $10.2 million (75.8% of total revenues) in the first quarter of fiscal 1997 to approximately $18.6 million (85.7% of total revenues) in the first quarter of fiscal 1998.

     Outside Plant Construction Services. Outside plant construction projects can either involve retrofit upgrades of existing systems with active subscribers ("retrofit construction projects") or work performed for the construction of new systems without active subscribers ("new construction projects"). Outside plant construction services involve the installation of fiber optic cable and coaxial cable for aerial and underground portions of cable systems. These services also include installation of all necessary electronic components, including signal amplification and conversion devices and the performance of diagnostic engineering tests at all levels of the infrastructure to determine whether new and existing systems are within appropriate manufacturer or FCC specifications. The Company uses heavy machinery, specialized trucks and other construction equipment to perform its outside plant construction services. In fiscal 1997, the Company implemented a strategy to shift its outside plant construction services from providing such services for both retrofit construction projects and new construction projects to providing exclusively outside plant construction services for new construction projects. Retrofit construction projects involve different skill sets than new construction projects. The Company believes that the competitive environment associated with retrofit construction projects, along with uncertainty regarding customer work commitments on these projects, make them less desirable for the Company's current resources than new construction projects and premises wiring projects. Revenues from outside plant construction projects for fiscal 1997 decreased approximately 49% to approximately $9.6 million (15.3% of total revenues), from approximately $18.8 million (33.5% of total revenues) recorded in fiscal 1996.

PRINCIPAL CUSTOMER GROUPS

     Telcos. The Company provides premises wiring services to RBOCs and other LECs and outside plant construction services to CLECs. The Company provides premises wiring services for video systems to GTE, PacBell, Ameritech and US West and outside plant construction services to MFS Communications Company. The Company has recently begun to provide premises wiring services for voice telecommunications systems to MCI and US West. Revenues from Telcos (excluding CLECs) in fiscal 1997 were approximately $10.3 million.

     Telcos are more centralized in their purchasing requirements for cabling services than MSOs. Telcos require cabling contractors to be qualified approved bidders and meet certain financial, technical, operational, and administrative prequalifications; therefore, they tend to use a limited number of larger contractors.

     MSOs. The Company provides both premises wiring and outside plant construction services to MSOs. Historically, broadband video networks in the United States were almost exclusively provided by cable television operators. Accordingly, the Company had historically derived a large percentage of its revenues from this customer base. The Company has been diversifying its customer base beyond its traditional cable television industry base. The Company's revenues derived from services performed for or on behalf of MSOs for fiscal 1997 were approximately $30.7 million. See the Principal Customer Group table in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." Representative customers of the Company include Time Warner Cable, TCI, Comcast Cable, Charter Cable and Marcus Cable. Other than Time Warner Cable, which comprised approximately 19% of the Company's revenue in fiscal 1997, no other customer represented more than 10% of Company's revenues.

     MSOs generally contract for cabling services through their local and regional offices. As a result, the Company markets its services to MSOs in a decentralized manner. The Company seeks to develop contacts and learn of potential opportunities through attendance at trade shows and by membership of its key managers and corporate personnel in the Society of Cable Television Engineers and local cable associations. The Company's regional directors, regional managers and area managers are responsible for developing and maintaining relationships with local and regional cable operators. The Company's marketing and operations functions have recently been decentralized, giving regional directors, regional managers and area managers greater flexibility in their regions to maintain and develop relationships with existing customers and to pursue new opportunities. The Company believes that the development and maintenance of customer relationships as well as the consistent performance of quality services allows it to gain repeat business.

     Currently, MSOs are facing competition for video services primarily from DBS providers and, to a lesser extent, from Telcos. In response to this competition, many MSOs have announced plans to increase their capital spending in order to increase existing channel capacity to improve picture and sound quality and to offer new services and next generation technologies. See "Business -- Industry

Overview." Increased capital spending by MSOs should benefit the Company by increasing the demand for its cabling services. See "Risk Factors -- Variability in Quarterly Results and Seasonality."

     Systems Integrators and Network Users. Since 1987, the Company has provided network cabling services, consisting of design and premises wiring of network systems, for commercial businesses, governments, and educational organizations. Since the introduction of LANs and WANs, this industry has grown rapidly and comprises a growing portion of the overall communications market. Company revenues derived from network cabling services in fiscal 1997 were approximately $13.8 million.

     The Company provides network cabling services to both systems integrators of network systems and directly to the end users of the network. Systems integrators such as Unisys, IBM and Lucent submit competitive bids for network systems to third party customers. The Company submits a competitive bid to the systems integrator for the cabling portion of the overall proposal. If the systems integrator is awarded the project, the Company will perform the required cabling services if its bid is accepted and will invoice the systems integrator directly. In other projects, the end users request bids directly from third party suppliers for network related services. In this case, the Company submits a proposal directly to the end user.

     The Company provides network cabling services through all of its regional offices. This capability provides customers with a single source for large regional or nationwide network installation projects. For example, in 1996, the Company began work on a multi-year contract through Unisys to provide network cabling services to over 5,000 Nationwide Insurance Company offices located in 26 states. As of August 1997, approximately 2,000 of those offices had been completed.

     The Company employs a combined corporate and regional approach to marketing its network cabling services. In 1992, the Company created a dedicated corporate sales and installation support group to identify and establish relationships with systems integrators that can provide an ongoing source of network cabling business in markets in which the Company has regional offices. The Company augments this national sales effort with network sales engineers who market multi-state sales territories from key regional offices.

     DBS Providers. The Company provides premises wiring, installation and maintenance services to DBS providers, such as PrimeStar and DirecTV. During fiscal 1997, the Company recorded approximately $6.8 million in revenues from DBS providers, of which approximately $5.2 million, or 76.5%, was with PrimeStar, which is currently owned by certain MSOs. In early fiscal 1997, the Company performed work for DirecTV and EchoStar Communications Corporation but is not currently providing services to either company.

     The Company markets its services to PrimeStar in a manner similar to that used to market to MSOs.

OPERATIONS

     The Company's projects are managed under the direct supervision of over 40 project managers who generally report to area or regional managers or, in certain cases, directly to one of the Company's four regional directors. The regional directors are all under the supervision of the Company's Vice President -- Operations. The Company's marketing and operations functions have recently been decentralized, giving regional directors, regional managers and area managers greater flexibility in their regions to maintain and develop relationships with existing customers and to pursue new opportunities. The Company provides its services predominantly through the use of independent contractors via its national network of regional and satellite field offices. Each regional office is headed by a regional manager or area manager whose primary duties consist of new business development and contract oversight. Regional managers and area managers employ the project managers who are responsible for locating and qualifying independent contractor production personnel, maintaining and deploying vehicles and equipment, and supporting the regional managers and area managers in maintaining customer relationships. The smaller satellite offices report to and are supervised by the larger regional offices. Regional offices are "full service" providers and can typically offer both premises wiring services, including LAN design and wiring services and outside plant construction services. The Company's operating profitability and capacity to increase revenues are largely dependent upon its ability to locate, attract and retain qualified regional directors, regional managers, area managers, project managers and production personnel.

     The Company's corporate headquarters in Columbus, Ohio provides national marketing support, strategic planning, administrative services and operations support for the Company's field offices. The corporate office develops and maintains customer relationships with national companies and provides support for field offices performing work for these customers in local markets. In addition, the corporate office assists regional directors and area managers in responding to all bid requests by providing engineering support, performing cost analyses to determine pricing, and preparing proposal response documentation. All purchasing and accounting functions are managed at the corporate level.

     The following table summarizes, by regional office, the primary services provided and primary customers served as of August 1997.

    REGIONAL OFFICE          PRIMARY SERVICES PROVIDED                   PRIMARY CUSTOMERS
    ---------------          -------------------------                   -----------------
       Atlanta            MSO single family residential, MSO    CableCom, Inc. (MediaOne), Knology
                            MDU                                   of Montgomery, Inc.
       Chicago            Telco single family residential,      Ameritech
                            Telco MDU, LAN
      Cincinnati          MSO single family residential, LAN,   Time Warner Cable, PrimeStar
                            DBS
      Cleveland           MSO single family residential, MSO    Cablevision, Cox
                            MDU, MSO construction
       Columbus           Telco single family residential,      Time Warner Cable, Ameritech,
                            Telco MDU, MSO single family          PrimeStar
                            residential, MSO construction,
                            LAN, DBS
       Detroit            Telco single family residential, LAN  Ameritech
       Houston            MSO single family residential, MSO    Time Warner Cable, PrimeStar
                            MDU, MSO construction, LAN, DBS
     Indianapolis         DBS                                   PrimeStar
     Los Angeles          Telco single family residential,      GTE, PacBell, Marcus Cable, MediaOne
                            Telco MDU, MSO single family
                            residential, MSO construction, LAN
      Louisville          MSO single family residential, LAN    Intermedia, Insight Cable
       New York           MSO single family residential, LAN,   Comcast, PrimeStar
                            DBS
        Omaha             Telco single family residential,      US West, Cox, MFS
                            Telco construction, MSO single
                            family residential, MSO MDU
       Phoenix            Telco single family residential, MSO  US West, Cox
                            single family residential, LAN
      Richmond            LAN, DBS                              PrimeStar
     San Antonio          MSO single family residential         Time Warner Cable
    San Francisco         MSO single family residential, LAN,   Century Cable, National Water and
                            Utility single family residential     Power
      St. Louis           MSO single family residential, MSO    Charter Communications, Time Warner
                            MDU, LAN                              Cable
      Tampa Bay           Telco single family residential,      GTE
                            Telco MDU, LAN

CONTRACTS

     Many Telcos, MSOs and DBS providers require cabling service contractors, such as the Company, to first enter into a master contract which establishes certain requirements to be met before actual work orders are issued. However, master contracts do not bind these companies to use any one cabling service contractor in any given locality or for any given project. Rather, they negotiate with individual cabling service contractors, nationally, regionally and locally, on a project-by-project basis. Therefore, the Company has no extended commitment from any single Telco, MSO or DBS provider and bids on individual projects along with its competitors. See "Risk Factors -- Short-Term Contracts." The Company is typically compensated on these projects on a per unit basis for actual services performed. The Company's network cabling and construction services, in contrast, are generally nonrecurring in nature and are contracted on a project-by-project basis. Since the Company's services are generally provided on a project-by-project basis, the amount of work being performed at any given time for any particular customer and the general mix of customers for which work is being performed can vary significantly.

MATERIALS

     The Company provides both consignment and material turnkey services. In the majority of non-network cabling contracts, the Company's customers supply most or all of the materials required for the project. The majority of the Company's network contracts are turnkey contracts in which the Company provides both the labor and materials necessary for the network cabling installation. The Company purchases cabling materials directly from independent third party suppliers, and does not manufacture any materials for resale to customers. The Company is not dependent upon any one supplier for network cabling materials and has not experienced, nor does it anticipate experiencing, difficulties in obtaining network cabling materials.

COMPETITION

     The Company competes both with the in-house service organizations of MSOs and Telcos and with independent third parties in most of the markets in which it operates. The Company believes that its competitive advantages include its track record of performance, the depth of its management and field office network, its ability to commit manpower and equipment to multiple ongoing projects, and its competitive pricing. In order to eliminate the ongoing expense and effort required to manage labor intensive, multi-office service organizations, the cable television and telephone industries historically have sought to outsource a large portion of these services to independent contractors, such as the Company. The Company believes that while it may be considered a major competitor in many of the markets in which it provides cabling services, there are few barriers to entry into the cabling service business and, as a result, any business that has access to persons who possess technical expertise may become a competitor of the Company. The market for providing cabling services to Telcos is highly competitive and, in the case of outside plant construction services and cabling services for commercial buildings, includes national competitors with greater financial resources than the Company which historically have provided telephone cabling services to Telcos. The markets in which the Company provides LAN cabling services are highly competitive and many of the competitors in those markets have greater financial resources than the Company. While certain of the companies with which the Company competes are larger than the Company and have greater technical, marketing and financial resources, a large number of its competitors are smaller than the Company. Smaller regional and local competitors may be able to offer lower prices because of lower overhead expenses. Because of the highly competitive bidding environment in recent years for cable service contracts, the price of the cable service contractor's bid has often been the deciding factor in determining whether such contractor was awarded a contract for a cabling project. As the demand for cabling services has increased, the Company believes that contracts are increasingly being awarded based on the combination of a contractor's price, its track record for completing projects, its ability to dedicate management and production personnel to the project, and its financial and operational resources to complete the contract. See "Risk Factors -- Competition."

PERSONNEL

     As of March 30, 1997, the Company had 487 employees, of which 51 are employees at the Corporate Office in Columbus, Ohio and 436 are employed in the Company's field offices. The Company believes that its relationship with its employees is good.

     The Company provides most of its cabling services through the use of independent contractors which are either sole proprietorships or small business entities. Independent contractors are engaged and compensated on a project-by-project basis to perform local work. They generally provide their own vehicles, tools and insurance coverage. Independent contractors are paid in accordance with a schedule of unit rates for the performance of specific services. See "Risk Factors -- Use of Independent Contractors and Potential Impact of Reclassification as Employees by Governmental Authorities."

PROPERTIES

     The Company does not own any real property. The Company's corporate headquarters are located in Columbus, Ohio. The Company's regional field offices service the following metropolitan areas: Atlanta, Chicago, Cincinnati, Cleveland, Columbus, Detroit, Houston, Indianapolis, Los Angeles, Louisville, New York, Omaha, Phoenix, Richmond, San Antonio, San Francisco, St. Louis and Tampa Bay. A typical regional office consists of an office with an attached warehouse for the storage of materials, tools and equipment and an adjacent secure outside storage area. The Company leases its corporate headquarters and all of its regional and satellite offices from unaffiliated lessors. The lease terms, including options exercisable by the Company, range from one month to five years. The Company believes that its present facilities are sufficient for its needs for the foreseeable future.

LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings, most of which arise in the ordinary course of business and many of which are covered by insurance. In the opinion of the Company's management, none of the claims relating to such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table and biographies set forth information as of September 29, 1997, concerning the executive officers and directors of the Company:

                                         JOINED THE
              NAME                 AGE   COMPANY IN                  POSITION
              ----                 ---   ----------                  --------
Larry R. Linhart.................  51       1984      Chairman of the Board of Directors,
                                                      President and Chief Executive Officer

Joseph L. Govern.................  39       1985      Vice President -- Operations

James W. Brittan.................  38       1986      Treasurer and Vice President --
                                                      Finance

Robert B. Horn...................  48       1997      Vice President -- Human Resources

E. Len Gibson....................  48       1978      Director

Robert L. Powelson...............  55       1978      Secretary and Director

William H. Largent...............  42       1994      Director

George R. Manser.................  66       1994      Director

Richard W. Rubenstein............  53       1997      Director

------------------

     Larry R. Linhart is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company. Mr. Linhart has been the President and Chief Executive Officer of the Company since 1986 and a director of the Company since 1984. From 1984 to 1986, Mr. Linhart served as Executive Vice President, Treasurer and General Counsel of the Company. Mr. Linhart was previously a partner in the Columbus law firm of Murphey, Young and Smith (currently, Squire, Sanders & Dempsey L.L.P.) which he joined in 1971.

     Joseph L. Govern is the Vice President -- Operations of the Company. Mr. Govern has been Vice President -- Operations of the Company since 1992. From 1991 to 1992, Mr. Govern served as the Company's Vice President -- Finance and Director of Operations. From 1986 to 1991, Mr. Govern was the Vice President -- Finance and Administration for the Company. He is a certified public accountant and from 1980 through mid-1985 was employed by Coopers & Lybrand.

     James W. Brittan is the Treasurer and Vice President -- Finance of the Company. Mr. Brittan has been Treasurer and Vice President -- Finance of the Company since May 1994. Mr. Brittan served as the Company's Controller from 1986 to May 1994. From 1984 to 1986, Mr. Brittan was employed by The Limited, Inc., a national fashion retailer, as Senior Accountant. Mr. Brittan is a certified public accountant and from 1981 through 1984 was employed by Coopers & Lybrand.

     Robert B. Horn is the Vice President -- Human Resources of the Company. Mr. Horn has been Vice President -- Human Resources of the Company since February 1997. From 1993 to 1997, Mr. Horn was the Vice President of Human Resources of Damon's International, Inc., a 110 unit casual dining restaurant chain. From 1985 to 1993, Mr. Horn owned and operated five restaurants, co-owned and operated an international meeting planning firm and served as a management consultant to various small companies and trade associations. From 1974 to 1985, Mr. Horn was employed by RAX Restaurants, Inc. and served as Executive Vice President -- Operations.

     E. Len Gibson is a director of the Company. Mr. Gibson has been a director of the Company since 1981. Mr. Gibson and Robert L. Powelson founded the Company in 1978 as a joint venture between their respective cable television installation companies. From 1987 through 1994, Mr. Gibson served as a consultant for the Company.

     Robert L. Powelson is a director of the Company. Mr. Powelson has been a director of the Company since 1981 and was a co-founder of the Company with E. Len Gibson. Since 1987, Mr. Powelson has served as a consultant for the Company.

     William H. Largent has been a director of the Company since the completion of its initial public offering in 1994. Since May 1997, Mr. Largent has been Senior Vice President of Operations and Chief Financial Officer of Applied Innovation, Inc., a provider of electronic data monitoring network equipment to Telcos, including all seven RBOCs. From 1993 to 1997, Mr. Largent was the Chief Financial Officer of Metatec Corporation, a leading provider of CD-ROM products and services and was a director of that corporation from 1990 to 1997. From 1990 to 1993, Mr. Largent was President of Liebert Capital Management Corporation, an affiliate of a major shareholder of Metatec Corporation. From 1981 to 1988, Mr. Largent served in various capacities for Liebert Corporation including Chief Financial Officer upon his departure in 1988. Mr. Largent is a Certified Public Accountant and co-founded his own accounting firm in 1988, the interest in which he sold in 1990. From 1976 to 1981, Mr. Largent was employed by Touche Ross & Co.

     George R. Manser has been a director of the Company since the completion of its initial public offering in 1994. Mr. Manser is Chairman of Uniglobe Travel (Capital Cities) Inc. and Director of Corporate Finance for Uniglobe Travel USA
(LLC). Mr. Manser has served as Chairman and a director of North American National Corporation, a life insurance holding company, since 1984 and as its President from 1969 to 1984. In addition, Mr. Manser currently is serving as a director of Cardinal Health, Inc., State Auto Financial Corp., Checkfree Corporation, Hallmark Financial Services, Inc. and Advisory Director to J.C. Bradford & Co.

     Richard W. Rubenstein has been a director of the Company since his election at the Annual Shareholders' Meeting held on August 19, 1997. Since 1994, Mr. Rubenstein has been a partner of the law firm of Squire, Sanders & Dempsey L.L.P. From 1980 until 1994, Mr. Rubenstein was a partner of the law firm of Schwartz, Kelm, Warren & Rubenstein.

                              SELLING SHAREHOLDERS

     The following table sets forth the name of each Selling Shareholder, the number of Common Shares to be sold by each such person in this offering as of September 29, 1997 and the number of Common Shares which will be beneficially owned by each such person as of completion of this offering:

                                       COMMON SHARES         COMMON SHARES      COMMON SHARES TO BE
                                    BENEFICIALLY OWNED        TO BE SOLD        BENEFICIALLY OWNED
                                   PRIOR TO OFFERING (1)    IN OFFERING (2)     AFTER OFFERING (1)2)
                                  -----------------------   ---------------   -----------------------
              NAME                 NUMBER         PERCENT                      NUMBER         PERCENT
              ----                ---------       -------                     ---------       -------
Larry R. Linhart ............       748,728(3)     19.3%         80,000         668,728(4)     14.9%
E. Len Gibson (5)............       803,855        22.8%        160,000         643,855        15.3%
Robert L. Powelson ..........       948,855        26.9%        160,000         788,855        18.7%

------------------
(1) Unless otherwise indicated, the beneficial owner has sole voting and dispositive power over these shares subject to spousal rights, if any.

(2) If the Underwriters' over-allotment option is exercised in full, Messrs. Linhart, Gibson and Powelson would sell in this offering an additional 30,000 shares, 60,000 shares and 60,000 shares, respectively, and, as of completion of this offering, would own beneficially 638,728 shares, or 14.3% (assuming Mr. Linhart exercises outstanding options to purchase an additional 30,000 shares immediately prior to the sale of such shares), 583,855 shares, or 13.8%, and 728,855 shares, or 17.2%, respectively.

(3) Includes exercisable options to purchase 350,000 Common Shares.

(4) Assumes that Larry R. Linhart will exercise outstanding options to purchase 80,000 Common Shares immediately prior to the sale of the Common Shares pursuant to this offering and includes exercisable options to purchase 270,000 Common Shares after giving effect to such exercise by Mr. Linhart.

(5) Mr. Gibson's shares are held in trust for the benefit of Mr. Gibson.

SHAREHOLDERS' AGREEMENT

     Messrs. Gibson, Powelson and Linhart (the "Principal Shareholders") and the Company are parties to a Shareholders' Agreement (the "Shareholders' Agreement"). The Shareholders' Agreement provides that the Principal Shareholders each (for so long as he owns at least 100,000 Common Shares) shall vote all Common Shares owned by him in favor of the election or removal of directors such that, among other things: (i) the Board of Directors of the Company shall initially consist of the Principal Shareholders and three persons, who are not affiliates (as defined in the Shareholders' Agreement) of any of the Principal Shareholders, named by the Nominating Committee of the Board of Directors and approved by the Board of Directors ("Public Directors"); (ii) until August 19, 2004, the Principal Shareholders shall nominate or cause the Board of Directors to nominate and recommend to the shareholders as proposed members of the Board of Directors, each of the Principal Shareholders and such number of Public Directors as are necessary to fill any vacancies on the Board of Directors; and (iii) until August 19, 2004, the number of directors constituting the board of directors of each subsidiary of the Company shall be fixed at three and such directors shall include Messrs. Linhart and Powelson and a third individual selected by them.

     Pursuant to the Shareholders' Agreement, each of the Principal Shareholders has the right ("Demand Registration Right") on one occasion to require the Company to prepare and file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to a public offering of Common Shares that he holds ("Demand Registration"). The effective date of any registration statement filed pursuant to the exercise of Demand Registration Rights by one of the Principal Shareholders shall not be within six months after the date of this Prospectus. The Company is required to bear the expenses (except for underwriting discounts and underwriting commissions and fees and expenses of counsel to the selling shareholders) of Demand Registrations. Further, under the terms of the Shareholders' Agreement, in the event that the Company proposes to register any of its securities under the Securities Act for its own account (subject to certain exceptions), or pursuant to the exercise of a Demand Registration Right or any registration rights of any person not a Principal Shareholder, the other Principal Shareholders are entitled to include shares in such registration, subject to the right of the underwriters of any such offering to limit the number of shares included in such registration. Each of the Principal Shareholders has agreed with the Representatives (defined below) not to sell or dispose of any shares owned by them (other than those Common Shares sold hereby) without the consent of the Representatives for a period of 120 days after the date of this Prospectus.

     Pursuant to the Shareholders' Agreement, the Principal Shareholders have agreed that they will not sell or transfer any of their Common Shares except (i) pursuant to a Demand Registration Right, (ii) to the Company, (iii) pursuant to Rule 144 promulgated under the Securities Act, (iv) to heirs or family members who agree to be bound by the Shareholders' Agreement, (v) by bona fide gift to a charity or (vi) by pledge to secure indebtedness to a financial institution. The Shareholders' Agreement contains certain non-competition and non-solicitation provisions which prohibit each of the Principal Shareholders from engaging in certain conduct during certain restricted periods and for three years thereafter. The restricted period applicable to Mr. Linhart is the term of his employment with the Company and the restricted period applicable to each of Messrs. Gibson and Powelson is the period during which each is a director or the owner of Common Shares possessing not less than 10% of the combined voting power of all voting securities of the Company.

                                 CAPITAL SHARES

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of the Company consists of 10,000,000 Common Shares, without par value, and 1,000,000 Preferred Shares, without par value, consisting of 500,000 Class A Voting Preferred Shares ("Class A Preferred Shares") and 500,000 Class B Nonvoting Preferred Shares ("Class B Preferred Shares" and together with the Class A Preferred Shares the "Preferred Shares").

COMMON SHARES

     When the Common Shares sold in this offering are fully paid for, they will be validly issued, fully paid and nonassessable. Holders of Common Shares are entitled to one vote per share on all matters that properly come before the shareholders, including the election of directors. The Common Shares do not have cumulative voting rights and, therefore, a simple majority of the Common Shares present and voting at a meeting of shareholders will be able to elect all of the directors to be elected at such meeting. Holders of Common Shares are entitled to receive dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. The Company presently intends to retain its earnings to finance the future growth and development of its business and, therefore, does not expect to pay cash dividends in the foreseeable future. See "Risk Factors -- Dividend Policy." In the event of the liquidation, dissolution or winding up of the affairs of the Company, holders of Common Shares are entitled to receive ratably the net assets of the Company available for distribution after the Company's creditors are paid. Holders of Common Shares have no preemptive, redemption or conversion rights.

TRANSFER AGENT

     The transfer agent for the Common Shares is American Stock Transfer and Trust Company.

PREFERRED SHARES

     No Preferred Shares are outstanding. The Class A Preferred Shares and the Class B Preferred Shares are identical except that Class A Preferred Shares have voting rights and Class B Preferred Shares generally do not have voting rights. However, holders of Class A Preferred Shares and Class B Preferred Shares, voting as a single class, have the right to elect two additional directors during any period in which dividends on either Class A Preferred Shares or Class B Preferred Shares are cumulatively in arrears in the amount of six or more full quarterly dividends. No other terms of any Preferred Shares have been established. The Board of Directors has the authority, without shareholder approval, to issue Preferred Shares and to determine their terms (except voting rights) including the dividend or distribution rate, the dates of payment of dividends or distributions and the dates from which they are cumulative, liquidation price, redemption rights and price, conversion rights and other rights to the extent permitted by law from time to time. Class A Preferred Shares may be issued with voting or conversion rights which may adversely affect the voting power of holders of Common Shares. The issuance of a series or class of Preferred Shares could be used to hinder or delay a takeover bid for the Company which might have the effect of inhibiting such bids and decreasing the chance of the shareholders realizing a premium over market price for their Common Shares as a result of such a takeover bid. The Company does not have any current plan, arrangement or understanding to issue any Preferred Shares.

CERTAIN CHARTER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Code of Regulations may have the effect of deterring companies or other persons from making takeover bids for control of the Company or may be used to hinder or delay a takeover bid thereby decreasing the chance of the shareholders of realizing a premium over market price for their Common Shares as a result of such bids. The relevant provisions of the Company's Articles of Incorporation are (a) a provision that requires the approval of holders of 75% of the Company's voting shares and holders of a majority of the voting shares held by disinterested persons for certain business combinations involving shareholders who beneficially own more than 20% of the Company's outstanding shares and (b) a provision authorizing the Company to purchase its capital shares by action of the Board of Directors. The relevant provisions of the Code of Regulations are
(i) a provision that divides the Board of Directors into two classes with staggered two year terms if the size of the Board of Directors is six or more but less than nine persons, and that will divide the Board into three classes with staggered terms of three years each if the size of the Board is increased to nine or more, which may be done by the Board of Directors, (ii) a provision that restricts the right of shareholders to nominate directors from the floor at the annual meeting, (iii) a provision that requires a vote of holders of 75% of the voting shares to remove a director which removal must be for cause, (iv) a provision that requires the approval of an amendment to certain provisions of the Code of Regulations by holders of 75% of the voting shares if it is not approved by at least three-fourths of the directors, (v) a provision that restricts the right of shareholders to call a special meeting of shareholders unless holders of 50% of the voting shares join in the request for a call, and
(vi) a provision that requires a vote of holders of 75% of the voting shares to change the number of directors although such number may be changed within the range of 3 to 15 by the Board of Directors without shareholder approval.

CERTAIN LAWS

     The Company is subject to the Ohio Control Share Acquisition Law, which requires that, subject to certain exemptions, any acquisition of shares having one-fifth to one-third, one-third to one-half or a majority or more of the Company's voting power be made only with the prior authorization of the holders of a majority of the voting shares present at the meeting held to obtain such authorization and a majority of the holders of shares who are disinterested. The Company is also subject to Chapter 1704 of the Ohio Revised Code. Under Chapter 1704, the Company may not engage in a Chapter 1704 transaction (a term that broadly includes mergers, asset and stock sales and other financing transactions) with an interested shareholder (a person or entity that controls 10% or more of the Company's voting power) for three years after the interested shareholder became such unless the directors of the Company approved the transaction or the purchase of shares by the interested shareholder in advance. The Company has exempted the Principal Shareholders from Chapter 1704. Chapter 1704 transactions between an interested shareholder who has held such shares for three years and the Company that were not approved by the directors in advance are subject to additional shareholder approval requirements or fairness criteria. The provisions of Chapter 1704 may deter or prevent takeover bids that have not been approved in advance by the directors and may decrease the chances of shareholders realizing a premium over market price for their Common Shares as the result of such a takeover bid.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Legg Mason Wood Walker, Incorporated and J.C. Bradford & Co. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase 600,000 Common Shares from the Company and 400,000 Common Shares from the Selling Shareholders. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances the commitments of non-defaulting Underwriters may be increased. The names of the several Underwriters and the respective number of Common Shares to be purchased by each of them are as follows:

                                                                NUMBER
                            NAME                              OF SHARES
                            ----                              ----------
Legg Mason Wood Walker, Incorporated........................
J.C. Bradford & Co..........................................
                                                               ---------
  Total.....................................................   1,000,000
                                                               =========


     The Underwriters propose to offer the Common Shares to the public initially at the offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share, and the Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share on sales to other dealers. After the
commencement of the public offering of the Common Shares, the offering price and concession may be changed.

     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities which may be incurred in connection with this offering, including liabilities under the Securities Act.

     The Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 150,000 Common Shares from the Company at the same price per share as the public offering price. The Underwriters may exercise such option only to cover over-allotments in the sale of the Common Shares that the Underwriters have agreed to purchase. To the extent the Underwriters exercise this option, each of the Underwriters has a firm commitment, subject to certain conditions, to purchase the same percentage of the option shares as the number of shares to be purchased and offered by that Underwriter as shown in the above table bears to the 1,000,000 Common Shares initially offered hereby.

     All of the directors and executive officers of the Company have agreed with the Representatives not to offer to sell, sell, transfer or otherwise dispose of any shares owned by them or for their benefit without the consent of the Representatives for a period of 120 days after the date of this Prospectus. See "Risk Factors -- Shares Eligible for Future Sale."

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Shares in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the two business day period before the commencement of offers of sales of the Common Shares. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     Until the distribution of the Common Shares is completed, rules of the SEC Commission may limit the ability of the Underwriters and certain Selling Shareholders, if any, to bid for and purchase the Common Shares. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Shares. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares.

     If the Underwriters create a short position in the Common Shares in connection with the offering thereof (i.e., if they sell more Common Shares than are set forth on the cover page of the Prospectus), the Representatives may reduce that short position by purchasing Common Shares in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described in the Prospectus.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Common Shares in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Shares, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering.

     In general, purchases of Common Shares for the purpose of stabilization or to reduce a syndicate short position could cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of the Common Shares to the extent that it were to discourage resales of the Common Shares by purchasers in this offering.

     Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor the Underwriters make any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the issuance of Common Shares in the Offering will be passed upon by counsel for the Company, Squire, Sanders & Dempsey L.L.P., Columbus, Ohio. Attorneys of Squire, Sanders & Dempsey L.L.P. participating in the preparation of this Prospectus own an aggregate of 200 Common Shares. Richard W. Rubenstein, a partner of Squire, Sanders & Dempsey L.L.P., is a member of the Board of Directors of the Company. Certain legal matters will be passed upon for the Underwriters by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated Financial Statements of AmeriLink Corporation at March 31, 1996 and March 30, 1997, and for each of the three fiscal years in the period ended March 30, 1997, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004, as well as the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site, located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Common Shares are quoted on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W. Washington, D.C. 20006-1506.

     The Company has filed a Registration Statement on Form S-2 (the "Registration Statement," which term shall include any amendments thereto) under the Securities Act, with the Commission with respect to the Common Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 000-24334) are incorporated in this Prospectus by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended March 30, 1997.

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 1997.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the foregoing documents, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to AmeriLink Corporation, 1900 E. Dublin-Granville Road, Columbus, Ohio 43229, Attention: Investor Relations,
(614) 895-1313, Extension 4545.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Report of Independent Auditors..............................  F-2

Consolidated Balance Sheets as of March 31, 1996
  March 30, 1997 and June 29, 1997 (unaudited)..............  F-3

Consolidated Statements of Income for the years ended April
  2, 1995, March 31, 1996 and March 30, 1997 and the
  thirteen weeks ended June 30, 1996 and June 29, 1997
  (unaudited)...............................................  F-4

Consolidated Statements of Changes in Shareholders' Equity
  for the years ended April 2, 1995, March 31, 1996 and
  March 30, 1997 and the thirteen weeks ended June 29, 1997
  (unaudited)...............................................  F-5

Consolidated Statements of Cash Flows for the years ended
  April 2, 1995, March 31, 1996 and March 30, 1997 and the
  thirteen weeks ended June 30, 1996 and June 29, 1997
  (unaudited)...............................................  F-6

Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
AmeriLink Corporation

     We have audited the accompanying consolidated balance sheets of AmeriLink Corporation and Subsidiary (the "Company") as of March 31, 1996 and March 30, 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmeriLink Corporation and Subsidiary at March 31, 1996 and March 30, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 30, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Columbus, Ohio
May 16, 1997

                             AMERILINK CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                  MARCH 31,     MARCH 30,     JUNE 29,
                                                    1996          1997          1997
                                                 -----------   -----------   -----------
                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents....................  $    78,680   $   120,395   $   101,062
  Accounts receivable-trade, net of allowance
     for doubtful accounts of $95,000 in 1996;
     $171,000 in 1997; $252,000 at June 29,
     1997......................................    8,899,443    13,558,789    12,795,095
  Work-in-process..............................    2,902,617     4,294,802     6,551,560
  Materials and supply inventories.............    1,710,084     1,509,840     1,345,345
  Other receivables............................      221,659       308,217       251,942
  Deferred income taxes........................      127,286       142,593       142,593
  Other........................................      510,263       153,125       189,252
                                                 -----------   -----------   -----------
     Total current assets......................   14,450,032    20,087,761    21,376,849
Property and equipment -- net..................    6,032,551     5,928,062     6,111,356
Deposits and other assets......................       71,217       183,578       175,689
Deferred income taxes..........................           --        11,710        11,710
                                                 -----------   -----------   -----------
Total assets...................................  $20,553,800   $26,211,111   $27,675,604
                                                 ===========   ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable.......................  $ 1,802,121   $ 2,318,675   $ 2,416,782
  Liability to subcontractors..................    1,083,186     1,960,754     2,369,386
  Accrued compensation and related expenses....    1,078,935     1,435,672     1,803,228
  Accrued insurance............................      536,872       368,257       429,894
  Income taxes.................................           --       173,270       785,292
  Other........................................      160,952        82,881       137,782
  Current maturities of long-term debt.........      720,000        69,190            --
                                                 -----------   -----------   -----------
     Total current liabilities.................    5,382,066     6,408,699     7,942,364
Long-term debt, less current maturities........    5,843,227     9,000,000     7,750,000
Deferred income taxes..........................      117,839            --            --
                                                 -----------   -----------   -----------
     Total liabilities.........................   11,343,132    15,408,699    15,692,364
Shareholders' equity:
  Preferred stock, without par; 1,000,000
     shares authorized; none issued or
     outstanding...............................           --            --            --
  Common Stock, without par; 10,000,000 shares
     authorized; 3,478,580 in 1996 and
     3,481,580 in 1997 and at June 29, 1997
     shares issued and outstanding.............    8,061,395     8,084,645     8,084,645
  Retained earnings............................    1,149,273     2,717,767     3,898,595
                                                 -----------   -----------   -----------
     Total shareholders' equity................    9,210,668    10,802,412    11,983,240
                                                 -----------   -----------   -----------
  Total liabilities and shareholders' equity...  $20,553,800   $26,211,111   $27,675,604
                                                 ===========   ===========   ===========

                       See notes to financial statements.

                             AMERILINK CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                 FIFTY-TWO WEEKS ENDED              THIRTEEN WEEKS ENDED
                                        ---------------------------------------   -------------------------
                                          APRIL 2,      MARCH 31,     MARCH 30,     JUNE 30,      JUNE 29,
                                            1995          1996          1997          1996          1997
                                        -----------   -----------   -----------   -----------   -----------
                                                                                  (UNAUDITED)   (UNAUDITED)
Revenues..............................  $47,541,021   $56,055,416   $63,035,814   $13,521,020   $21,651,070
Cost of sales.........................   31,866,085    38,950,759    41,297,467     9,021,244    13,349,028
                                        -----------   -----------   -----------   -----------   -----------
Gross profit..........................   15,674,936    17,104,657    21,738,347     4,499,776     8,302,042
Selling, general and administrative
  expenses............................   12,895,108    15,935,087    18,436,896     4,004,152     6,136,163
                                        -----------   -----------   -----------   -----------   -----------
Income from operations................    2,779,828     1,169,570     3,301,451       495,624     2,165,879
Interest expense......................     (342,891)     (512,214)     (617,004)     (127,632)     (165,051)
Other income..........................        7,825        28,688         7,047           622            --
                                        -----------   -----------   -----------   -----------   -----------
Income before income taxes............    2,444,762       686,044     2,691,494       368,614     2,000,828
Provision for income taxes............      994,988       229,000     1,123,000       147,000       820,000
                                        -----------   -----------   -----------   -----------   -----------
Net income............................  $ 1,449,774   $   457,044   $ 1,568,494   $   221,614   $ 1,180,828
                                        ===========   ===========   ===========   ===========   ===========
Net income per common share...........                $      0.13   $      0.44   $      0.06   $      0.33
                                                      ===========   ===========   ===========   ===========
Weighted average common shares
  outstanding.........................    3,350,521     3,625,510     3,589,131     3,639,952     3,596,027

UNAUDITED PRO FORMA INFORMATION
  (NOTE 7)
Pro forma income before income
  taxes...............................  $ 2,487,221
Pro forma provision for income
  taxes...............................      994,888
                                        -----------
Pro forma net income..................  $ 1,492,333
                                        ===========
Pro forma net income per common
  share...............................  $      0.45
                                        ===========

                       See notes to financial statements.

                             AMERILINK CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                               COMMON STOCK
                                          ----------------------    RETAINED    NOTE RECEIVABLE
                                            SHARES      AMOUNT      EARNINGS       NACOM CORP.       TOTAL
                                          ---------   ----------   ----------   ---------------   -----------
Balance at April 3, 1994................  2,588,580   $  191,963   $4,386,689     $(1,264,038)    $ 3,314,614
  Net income............................         --           --    1,449,774              --       1,449,774
  Dividends paid........................         --           --   (3,200,000)             --      (3,200,000)
  Proceeds from note receivable --
    NaCom Corp..........................         --           --           --       1,264,038       1,264,038
  Net proceeds from sale of common
    stock, less issuance expenses of
    $678,602............................    890,000    5,925,198           --              --       5,925,198
  Reclassification of undistributed S
    Corporation retained earnings.......         --    1,944,234   (1,944,234)             --              --
                                          ---------   ----------   ----------     -----------     -----------
Balance at April 2, 1995................  3,478,580    8,061,395      692,229              --       8,753,624
  Net income............................         --           --      457,044              --         457,044
                                          ---------   ----------   ----------     -----------     -----------
Balance at March 31, 1996...............  3,478,580    8,061,395    1,149,273              --       9,210,668
  Net income............................         --           --    1,568,494              --       1,568,494
  Issuance of restricted stock..........      3,000       23,250           --              --          23,250
                                          ---------   ----------   ----------     -----------     -----------
Balance at March 30, 1997...............  3,481,580    8,084,645    2,717,767              --      10,802,412
  Net income (unaudited)................         --           --    1,180,828              --       1,180,828
                                          ---------   ----------   ----------     -----------     -----------
Balance at June 29, 1997 (unaudited)....  3,481,580   $8,084,645   $3,898,595     $        --     $11,983,240
                                          =========   ==========   ==========     ===========     ===========

                       See notes to financial statements.

                             AMERILINK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   FIFTY-TWO WEEKS ENDED              THIRTEEN WEEKS ENDED
                                          ---------------------------------------   -------------------------
                                            APRIL 2,      MARCH 31,     MARCH 30,     JUNE 30,      JUNE 29,
                                              1995          1996          1997          1996          1997
                                          -----------   -----------   -----------   -----------   -----------
                                                                                    (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income..............................  $ 1,449,774   $   457,044   $ 1,568,494   $  221,614    $1,180,828
Adjustments to reconcile net income to
  net cash provided by (used in)
  operating activities:
  Depreciation and amortization.........    1,458,698     1,950,215     2,242,312      534,322       651,147
  Net loss (gain) on disposal of fixed
    assets..............................       34,737         9,667       (14,950)      (4,745)        3,120
  Gain on investments...................       (1,534)      (23,534)       (6,199)          --            --
  Deferred income taxes.................       86,000      (169,500)     (145,000)          --            --
  Changes in operating assets and
    liabilities:
    Accounts receivable and
      work-in-process...................   (4,634,586)   (1,169,784)   (6,051,531)    (701,768)   (1,493,064)
    Materials and supply inventories....     (592,802)     (470,529)      200,244     (348,070)      164,495
    Other receivables...................       19,517        (1,742)      (86,558)      42,578        56,275
    Other current assets................        9,898        13,027        24,409       32,518       (36,127)
    Trade accounts payable..............      674,812       493,369       516,554      437,650        98,107
    Liability to subcontractors.........      180,677        65,404       877,568      152,773       408,632
    Accrued compensation and related
      expenses..........................      256,271        74,024       356,737       13,066       367,556
    Accrued insurance...................      222,357      (111,023)     (168,615)    (257,546)       61,637
    Income taxes........................     (184,459)     (215,770)      505,999      105,395       612,023
    Other current liabilities...........       94,935        10,930       (78,071)       6,816        54,900
                                          -----------   -----------   -----------   ----------    ----------
  Net cash provided by (used in)
    operating activities................     (925,705)      911,798      (258,607)     234,603     2,129,529
INVESTING ACTIVITIES
  Purchase of property and equipment....   (2,894,798)   (4,206,245)   (2,752,254)    (609,169)   (1,004,126)
  Proceeds from sale of property and
    equipment...........................       56,212       500,801       629,525       85,065       166,565
  Deposits and other assets.............       20,755       246,345       (82,912)     (45,752)        7,889
  Proceeds from note receivable --
    NaCom Corp..........................    1,264,038            --            --           --            --
                                          -----------   -----------   -----------   ----------    ----------
Net cash used in investing activities...   (1,553,793)   (3,459,099)   (2,205,641)    (569,856)     (829,672)
FINANCING ACTIVITIES
  Principal payments on long-term
    debt................................  (18,997,065)  (18,645,963)  (20,400,000)  (4,430,000)   (8,394,190)
  Proceeds from borrowings on long-term
    debt................................   18,800,000    21,200,000    22,905,963    4,825,963     7,075,000
  Proceeds from issuance of common
    stock...............................    5,925,198            --            --           --            --
  Dividends paid........................   (3,200,000)           --            --           --            --
                                          -----------   -----------   -----------   ----------    ----------
Net cash provided by (used in) financing
  activities............................    2,528,133     2,554,037     2,505,963      395,963    (1,319,190)
                                          -----------   -----------   -----------   ----------    ----------
  Increase (decrease) in cash and cash
    equivalents.........................       48,635         6,736        41,715       60,710       (19,333)
Cash and cash equivalents at beginning
  of period.............................       23,309        71,944        78,680       78,680       120,395
                                          -----------   -----------   -----------   ----------    ----------
Cash and cash equivalents at end of
  period................................  $    71,944   $    78,680   $   120,395   $  139,390    $  101,062
                                          ===========   ===========   ===========   ==========    ==========
SUPPLEMENTAL CASH FLOW DISCLOSURES
  Interest paid.........................  $   364,794   $   508,587   $   619,192   $  129,633    $  166,454
  Income taxes paid.....................  $ 1,023,094   $   604,192   $   762,048   $   41,605    $  210,188

                       See notes to financial statements.

                             AMERILINK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (AMOUNTS AND DISCLOSURE AT AND FOR THE THIRTEEN WEEKS
              ENDED JUNE 30, 1996 AND JUNE 29, 1997 ARE UNAUDITED)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     AmeriLink Corporation (the "Company") is a nationwide provider of cabling systems for the transmission of video, voice and data. The Company offers its services on a national basis to providers of telecommunications services, including: cable television multiple system operators ("MSO"s); traditional telephone service providers, including local exchange carriers ("LEC"s) and long distance carriers; competitive local exchange carriers ("CLECs"); Direct Broadcast Satellite ("DBS") providers; and users of Local Area Network ("LAN") systems. The Company's cabling services include the designing, constructing, installing and maintaining of fiber optic, copper and coaxial cabling systems. The Company provides these services predominately through the use of independent contractors via its national network of regional and satellite field offices. As of June 29, 1997, the Company had 18 regional offices that serviced the following metropolitan areas: Los Angeles, San Francisco, Phoenix, Houston, San Antonio, Louisville, Chicago, St. Louis, Columbus, Cincinnati, Omaha, New York, Richmond, Tampa Bay, Atlanta, Indianapolis, Cleveland, and Detroit.

PRINCIPLES OF CONSOLIDATION AND RECAPITALIZATION

     These financial statements include the accounts of both AmeriLink Corporation (the holding company) and its wholly owned subsidiary AmeriLink Corp. (the operating company). Prior to consummation of the Company's initial public offering in August, 1994, the business of the Company was conducted solely under AmeriLink Corp. In conjunction with the public offering, the shareholders of AmeriLink Corp. received 13,500 shares of AmeriLink Corporation stock for each share of AmeriLink Corp. stock held. As a result of the recapitalization, AmeriLink Corporation is the sole shareholder of AmeriLink Corp. (See note 5).

INTERIM UNAUDITED FINANCIAL INFORMATION

     The accompanying interim unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for interim periods. The results for the thirteen weeks ended June 29, 1997 are not necessarily indicative of the results to be expected for the full year.

FISCAL YEAR

     Fiscal years are designated in the financial statements and notes by the year in which the fiscal year ends. Accordingly, results for the fiscal years 1995, 1996 and 1997 represent the 52 weeks ended April 2, 1995, March 31, 1996 and March 30, 1997, respectively.

REVENUES AND COST RECOGNITION

     The Company recognizes revenues from its fixed and unit price contracts in process on the percentage of completion method of accounting. Anticipated losses on these contracts are recorded when identified. Contract costs include all direct labor, material, subcontract and other direct project costs related to contract performance.

     Work-in-process typically represents amounts earned under the Company's contracts but not billed due to timing or not billable to clients according to contract terms, which usually consider passage of time, achievement of certain milestones or completion of the project.

                             AMERILINK CORPORATION

             (AMOUNTS AND DISCLOSURE AT AND FOR THE THIRTEEN WEEKS
              ENDED JUNE 30, 1996 AND JUNE 29, 1997 ARE UNAUDITED)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)

MAJOR CUSTOMERS

     Customers comprising 10% or greater of the Company's fiscal year net sales are summarized as follows:

                                                     1995       1996       1997
                                                     ----       ----       ----

Time Warner Cable..............................       16%        26%        19%
Cox Cable Communications.......................       13%        13%         2%

     As of June 29, 1997, GTE Media Ventures (a part of GTE Corporation) and Ameritech Corporation became major customers of the Company. For the thirteen weeks ended June 29, 1997, GTE Media Ventures and Ameritech Corporation comprised 17% and 11%, respectively, of the Company's net sales.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of uncollateralized trade receivables and unbilled work-in-process. The Company performs ongoing credit evaluations of its customers' financial conditions but does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

MATERIALS AND SUPPLY INVENTORIES

     Materials and supply inventories are comprised primarily of cabling materials and are stated at cost. Cost is determined using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost. Depreciation and amortization for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets. Generally, the useful lives for all major classes of assets are three to seven years. Recovery of capital costs for income tax reporting purposes is primarily provided by the use of accelerated methods over the statutory recovery periods. The costs of assets sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any gain or loss is included in net income. Maintenance and repairs are charged to expense as incurred.

CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

INCOME TAXES

     Income taxes are calculated in accordance with Statement of Financial Accounting Standards (SFAS No. 109), "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

COMMON STOCK AND EARNINGS PER SHARE

     Net income per common share and pro forma net income per common share are based on weighted average common and common equivalent shares outstanding during the respective years.

     All common shares and per share data have been adjusted to give effect to the recapitalization.

                             AMERILINK CORPORATION

             (AMOUNTS AND DISCLOSURE AT AND FOR THE THIRTEEN WEEKS
              ENDED JUNE 30, 1996 AND JUNE 29, 1997 ARE UNAUDITED)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes those estimates and assumptions utilized in preparing the financial statements are reasonable. Actual results could differ from those estimates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share", which is required to be adopted on December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is not expected to have a significant effect on previously reported earnings per share.

RECLASSIFICATIONS

     Certain reclassifications have been made to the fiscal 1995, 1996 and 1997 consolidated financial statements to conform to the fiscal 1998 presentation.

2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following for the periods ended March 31, 1996 and March 30, 1997:

                                                        1996            1997
                                                     ----------      ----------

Leasehold improvements............................   $  168,295      $  181,486
Transportation equipment..........................    4,987,939       5,371,718
Machinery and equipment...........................    4,552,090       4,469,496
Computer equipment and related software...........    1,115,039       1,430,884
Furniture and fixtures............................      812,189         906,593
                                                     ----------      ----------
  Total...........................................   11,635,552      12,360,177
Less accumulated depreciation.....................   (5,603,001)     (6,432,115)
                                                     ----------      ----------
Net property and equipment........................   $6,032,551      $5,928,062
                                                     ==========      ==========

3. EMPLOYEE BENEFIT PLANS

     The Company has a Profit Sharing and 401(k) Plan covering substantially all of its employees. Profit sharing contributions are at the discretion of the Board of Directors, although limited to the maximum amount permitted under the Internal Revenue Code. The Company did not make a profit sharing contribution for the years ended April 2, 1995, March 31, 1996, and March 30, 1997. The 401(k) Plan allows eligible employees to contribute a portion of their compensation to the Plan. The employer may make an additional contribution subject to the terms of the Plan. The contribution expense for the Company to the 401(k) Plan for the years ended April 2, 1995, March 31, 1996, and March 30, 1997 was $30,377, $42,901, and $66,109, respectively.

                             AMERILINK CORPORATION

             (AMOUNTS AND DISCLOSURE AT AND FOR THE THIRTEEN WEEKS
              ENDED JUNE 30, 1996 AND JUNE 29, 1997 ARE UNAUDITED)

4. NOTES PAYABLE AND LONG-TERM DEBT

     On September 27, 1996, the Company amended its existing loan agreement with its commercial bank. Under terms of the new agreement, the Company increased available borrowings under its unsecured revolving credit note (the "credit facility") from $10,000,000 to $12,000,000. Interest is payable at a rate of prime minus 1% (7.50% at March 30, 1997). The revolving credit note matures September 30, 1998 and includes a commitment fee of 1/4% on any unused portion of the note.

     The Company also has an unsecured term note in the amount of $1,629,190 which matures May 31, 1997. Principal payments of $60,000 and interest at a rate of prime (8.50% at March 30, 1997) are paid monthly on the term note. The balance of this note at March 30, 1997 was $69,190. As of June 29, 1997, this note has been paid in full.

     The new loan agreement contains certain restrictive covenants which, among others, require the Company to maintain certain financial ratios. Borrowings under the loan agreement as of March 31, 1996, March 30, 1997 and June 29, 1997 consist of the following:

                                               1996         1997         1998
                                            ----------   ----------   ----------

Credit facility...........................  $5,774,037   $9,000,000   $7,750,000
Term note.................................     789,190       69,190           --
                                            ----------   ----------   ----------
                                             6,563,227    9,069,190    7,750,000
Less current portion......................     720,000       69,190           --
                                            ----------   ----------   ----------
Net long-term debt........................  $5,843,227   $9,000,000   $7,750,000
                                            ==========   ==========   ==========

     The amount of long-term debt maturing in each of the next two years is $69,190 in 1998 and $9,000,000 in 1999.

5. INITIAL PUBLIC OFFERING

     On August 12, 1994, the Company's initial public offering was declared effective by the SEC and its stock began trading on the NASDAQ national market. Pursuant to the terms of the offering, the Company issued 850,000 shares which were sold at $8.00 per share.

     On September 22, 1994, the over-allotment option with the offering was exercised, pursuant to which the Company issued an additional 40,000 shares at $8.00 per share.

     The net proceeds from the offering were $5,925,198. Upon completion of the public offering, AmeriLink Corporation terminated its S Corporation election, and paid $2,700,000 in dividends from the proceeds of the offering to the former shareholders for undistributed earnings associated with its S Corporation status. These shareholders, who are also the shareholders of N.C. Utility Services, Inc. (formerly NaCom Corp.), used a portion of these dividends to repay the outstanding balance of the Company's note receivable from N.C. Utility Services, Inc.

6. INCOME TAXES

     Prior to the initial public offering, the income of the Company was taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the shareholders of the S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income tax has been included in historical financial statements prior to August 12, 1994, the date of the offering. To the extent certain states and localities did not recognize the S Corporation election, taxes were provided.

                             AMERILINK CORPORATION

             (AMOUNTS AND DISCLOSURE AT AND FOR THE THIRTEEN WEEKS
              ENDED JUNE 30, 1996 AND JUNE 29, 1997 ARE UNAUDITED)

6. INCOME TAXES -- (CONTINUED)

     Effective March 29, 1993 the Company converted from the cash method to the accrual method of accounting for income tax purposes. This conversion created an adjustment of taxable income of approximately $3,473,000 that the Company elected to recognize in six equal installments ("Cash to accrual adjustment"). The unpaid portion of the related liability is recorded as a temporary difference in deferred tax liabilities.

     The provision for income taxes consists of the following for the fifty-two weeks ended April 2, 1995, March 31, 1996 and March 30, 1997:

                                                  1995          1996           1997
                                                --------      --------      ----------
Current:
  Federal.................................      $652,647      $315,200      $1,013,000
  State and local.........................       256,341        83,300         255,000
                                                --------      --------      ----------
                                                 908,988       398,500       1,268,000
Tax adjustment due to change in tax
  status..................................       376,000

Deferred:
  Federal.................................      (246,500)     (144,000)       (123,000)
  State and local.........................       (43,500)      (25,500)        (22,000)
                                                --------      --------      ----------
                                                (290,000)     (169,500)       (145,000)
                                                --------      --------      ----------
                                                $994,988      $229,000      $1,123,000
                                                ========      ========      ==========

     Deferred tax assets and liabilities recorded in the consolidated balance sheets at March 31, 1996 and March 30, 1997 consist of the following:

                                                           1996          1997
                                                         --------      --------

Deferred tax assets:
  Depreciation.....................................      $ 95,909      $     --
  Accrued compensation.............................       149,250       164,170
  Accrued insurance................................       147,402        90,128
  Allowance for doubtful accounts..................        38,000        68,400
  Other............................................        47,903        73,173
                                                         --------      --------
  Total deferred tax assets........................       478,464       395,871
                                                         --------      --------
Deferred tax liabilities:
  Cash to accrual adjustment..........................   (469,017)     (234,509)
  Depreciation........................................         --        (7,059)
                                                         --------      --------
  Total deferred tax liabilities......................   (469,017)     (241,568)
                                                         --------      --------
Net deferred tax assets...............................   $  9,447      $154,303
                                                         ========      ========

                             AMERILINK CORPORATION

             (AMOUNTS AND DISCLOSURE AT AND FOR THE THIRTEEN WEEKS
              ENDED JUNE 30, 1996 AND JUNE 29, 1997 ARE UNAUDITED)

6. INCOME TAXES -- (CONTINUED)

     A reconciliation of the federal corporate income tax rate and the effective tax rate on income taxes is summarized below for the periods ended March 31, 1996 and March 30, 1997.

                                                                 1996      1997
                                                                 -----     ----

Statutory income tax rate..................................       34.0%    34.0%
State and local taxes, net of Federal benefit..............        5.2%     5.2%
Permanent differences......................................        5.6%     2.5%
Adjustment due to change in accounting estimate............      (11.4%)     --
                                                                 -----     ----
Effective income tax rate..................................       33.4%    41.7%
                                                                 =====     ====

7. PRO FORMA NET INCOME PER SHARE (UNAUDITED)

     Pro forma net income per share is calculated by dividing pro forma net income by the weighted average number of shares outstanding during the period, including, when their effect is dilutive, common stock equivalents consisting of shares subject to stock options.

     Pro forma income taxes represent the estimated taxes that would have been reported had the Company been subject to federal, state, and local taxes for each period presented. Pro forma income before taxes for the fifty-two weeks ended April 2, 1995 includes a foreign tax credit of approximately $42,000 from its operations in Mexico that the Company would have recognized had it operated as a C Corporation for the entire fiscal year.

8. OPERATING LEASES

     The Company is committed under noncancellable operating leases for offices and warehouse space which will require future minimum rental commitments in the amount of $369,834 in 1998, $201,923 in 1999 and $101,842 in 2000.

     Rental expense under all operating leases amounted to $603,471, $769,779 and $923,752 for the years ended April 2, 1995, March 31, 1996 and March 30, 1997, respectively.

9. STOCK OPTIONS AND STOCK INCENTIVE PLAN

     Prior to the Company's initial public offering, key officers were granted options to purchase outstanding shares of common stock from the majority shareholders of the Company, and in connection with the recapitalization agreed to restated option agreements. The Chief Executive Officer was granted options to purchase 135,000 shares at $4.00 per share and 225,000 shares at $6.35 per share. The 135,000 options shall remain effective throughout employment with the Company, and the 225,000 options shall remain effective until the later of termination of employment or, in the event employment is terminated by death, one year after death. All options are currently exercisable and no options had been exercised as of the fiscal year ended March 30, 1997. The Company's Vice President of Operations was granted options to purchase 81,000 shares at $4.69 per share. These options shall remain effective until the earlier of May 1, 2004 or the termination of employment (if employment is terminated by death, then one year after death). Options to purchase fifty percent of the shares will become exercisable on April 1, 1997 and the remaining options will become exercisable, on a cumulative basis, at the rate of 10% per year commencing on April 1, 1998. There have been no options exercised as of March 30, 1997.

                             AMERILINK CORPORATION

             (AMOUNTS AND DISCLOSURE AT AND FOR THE THIRTEEN WEEKS
              ENDED JUNE 30, 1996 AND JUNE 29, 1997 ARE UNAUDITED)

9. STOCK OPTIONS AND STOCK INCENTIVE PLAN -- (CONTINUED)

     Effective August 1994, the Company adopted a stock incentive plan (the "Plan") for key employees and directors of the Company. The Plan is administered by the Compensation Committee of the Board of Directors, and provides for grants of stock options, stock appreciation rights, restricted stock awards and phantom stock. The maximum aggregate number of common shares which may be granted under the Plan is 350,000 shares, and the maximum number of shares that may be awarded during any calendar year may not exceed 10% of the total number of issued and outstanding common shares of the Company. Any awards that lapse or are canceled are available for re-grant under the terms of the Plan.

     Stock option grants may be in the form of incentive stock options or non-qualified options. As of March 30, 1997, all options granted have been non-qualified options. Key employee options awarded under the plan vest 20% annually from the date of the grant, and non-employee Director option awards vest 25% annually from the date of the grant. Stock options awarded under the plan are at exercise prices that equal or exceed the fair market value at the date of the grant, and any shares not exercised lapse on the earliest of ten years from the grant date or 90 days after termination with the Company. In February, 1997, an initial grant of 3,000 shares of restricted stock was issued to non-employee Directors of the Company. One-third of the shares become exercisable on each of the next three anniversaries of the date of the award.

     The following table summarizes all stock option transactions under the Stock Incentive Plan for the fiscal years ended April 2, 1995, March 31, 1996, and March 30, 1997.

                                                     1995                 1996                1997
                                              ------------------   ------------------   ------------------
                                                        WEIGHTED             WEIGHTED             WEIGHTED
                                                        AVERAGE              AVERAGE              AVERAGE
                                                        EXERCISE             EXERCISE             EXERCISE
                                              OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                              -------   --------   -------   --------   -------   --------
Outstanding -- beginning of year............       --              124,875              142,450
  Granted...................................  134,125    $8.75      26,375    $8.00      48,425    $7.75
  Forfeited.................................   (9,250)   $8.00      (8,800)   $8.00     (13,385)   $7.95
                                              -------              -------              -------
Outstanding -- end of year..................  124,875    $8.80     142,450    $8.70     177,490    $8.50
                                              =======              =======              =======
Exercisable at end of year..................       --               23,684    $8.84      49,125    $8.81
                                              =======              =======              =======

     The following table summarizes information about stock options outstanding at March 30, 1997:

                                                            OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                                                      --------------------------------   --------------------
                                                                 WEIGHTED
                                                                  AVERAGE     WEIGHTED              WEIGHTED
                                                                 REMAINING    AVERAGE                AVERAGE
                                                                CONTRACTUAL   EXERCISE              EXERCISE
RANGE OF EXERCISE PRICES                              OPTIONS      LIFE        PRICE     OPTIONS      PRICE
------------------------                              -------   -----------   --------   --------   ---------
$7.75 -- $8.00......................................  127,490       8.3        $ 7.91     29,125     $ 8.00
$10.00..............................................   50,000       7.4        $10.00     20,000     $10.00
                                                      -------                             ------
Exercisable at end of year..........................  177,490                             49,125
                                                      =======                             ======

     The Company adopted the disclosure requirements of Statement of Financial Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", but has elected to continue to measure compensation expense in accordance with Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees". Under APB 25, no compensation expense for stock options has been recognized because the exercise price equals or exceeds the market price of the

                             AMERILINK CORPORATION

             (AMOUNTS AND DISCLOSURE AT AND FOR THE THIRTEEN WEEKS
              ENDED JUNE 30, 1996 AND JUNE 29, 1997 ARE UNAUDITED)

9. STOCK OPTIONS AND STOCK INCENTIVE PLAN -- (CONTINUED)

underlying stock on the date of grant. If compensation expense had been determined based on the estimated fair value of options granted in fiscal 1996 and 1997, consistent with the methodology in SFAS 123, the pro-forma effects on the Company's net income and net income per share would have been immaterial, and therefore, have not been provided.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of the unaudited quarterly results from operations for the 52 weeks ended March 31, 1996 and March 30, 1997 (in thousands, except per share amounts).

                                                    FIRST    SECOND     THIRD    FOURTH
                                                   QUARTER   QUARTER   QUARTER   QUARTER
                                                   -------   -------   -------   -------
Revenues:
  Fiscal 1996....................................  $11,044   $16,415   $15,661   $12,936
  Fiscal 1997....................................   13,521    15,663    16,731    17,121
Gross profit:
  Fiscal 1996....................................    3,185     4,955     4,866     4,099
  Fiscal 1997....................................    4,500     5,181     5,850     6,207
Income (loss) before income taxes:
  Fiscal 1996....................................     (344)      890       341      (201)
  Fiscal 1997....................................      369       514       830       978
Net income (loss):
  Fiscal 1996....................................     (206)      534       245      (116)
  Fiscal 1997....................................      222       308       498       540

Income (loss) per share:
  Fiscal 1996....................................  $ (0.06)  $  0.15   $  0.07   $ (0.03)
  Fiscal 1997....................................  $  0.06   $  0.09   $  0.14   $  0.15

AmeriLink
   NaCom



       [In the printed version appears a photo of a technician standing.]



         [In the printed version appears a photo of office personnel.]



[In the printed version appears a photo of a technician working on an antenna.]



       [In the printed version appears a photo of a kneeling technician.]



              [In the printed version appears a graphic from the
                        AmeriLink Coporation web page.]

================================================================================


     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THIS PROSPECTUS RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----

Prospectus Summary....................      3
Risk Factors..........................      7
Use of Proceeds.......................     11
Price Range of Common Shares and
  Dividend Policy.....................     11
Capitalization........................     12
Selected Financial Data...............     13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     14
Business..............................     21
Management............................     30
Selling Shareholders..................     32
Capital Shares........................     33
Underwriting..........................     35
Legal Matters.........................     36
Experts...............................     36
Available Information.................     37
Incorporation of Certain Documents by
  Reference...........................     37
Index to Financial Statements.........    F-1


                                1,000,000 SHARES

                                   AMERILINK
                                  CORPORATION

                                 COMMON SHARES

                              -------------------
                                   PROSPECTUS
                              -------------------

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                              J.C. BRADFORD & CO.

                                        , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table presents an itemized estimate of all expenses in connection with the issuance and distribution of the Common Shares, other than underwriting discounts and commissions. All such expenses, except for the fees of the SEC, NASD and Nasdaq National Market are estimated.

                     NATURE OF EXPENSE                         AMOUNT
                     -----------------                        --------

SEC Registration Fee........................................  $  9,779
NASD Fee....................................................     3,277
Nasdaq National Market Listing and Entry Fee................    13,600
Printing and Engraving Costs................................   110,000
Registrant's Counsel Fees and Expenses......................    90,000
Accounting Fees and Expenses................................    85,000
Blue Sky Expenses and Counsel Fees..........................    15,000
Transfer Agent and Registrar Fees...........................     3,000
Miscellaneous...............................................    20,344
                                                              --------
     Total..................................................  $350,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     As authorized by Section 1701.13(E) of the Ohio Revised Code, Article V of the Company's Code of Regulations ("Article V") provides that directors and officers of the Company may, under certain circumstances, be indemnified against expenses (including attorneys' fees) and other liabilities actually and reasonably incurred by them as a result of any suit brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Article V also provides that directors and officers may also be indemnified against expenses (including attorneys' fees) incurred by them in connection with a derivative suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.

     The Underwriting Agreement provides for indemnification by the Underwriters of directors, officers and controlling persons of the Company for certain liabilities, including certain liabilities under the Securities Act, under certain circumstances.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS. The following Exhibits are filed as part of this Registration Statement:


EXHIBITS                                      DESCRIPTION
--------                                      -----------
  1.1      --         Form of Underwriting Agreement.

  2.1      --         Form of Recapitalization Agreement and Plan of Merger.*

  4.1      --         Specimen Certificate for Common Shares.*

  4.2      --         Bank Loan Agreement, dated December 29, 1994, between
                      AmeriLink Corp. dba NaCom and Bank One, Columbus, N.A.
                      (incorporated by reference to Exhibit 4.1 to the
                      registrant's quarterly report on Form 10-Q for the quarter ended January 1, 1995).

  4.3      --         Bank Loan Agreement Amendment dated September 29, 1995
                      between AmeriLink Corp. dba NaCom and Bank One, Columbus,
                      N.A. (incorporated by reference to Exhibit 4.2 to the
                      registrant's quarterly report on form 10-Q for the quarter ended October 1, 1995).

  4.4      --         Bank Loan Agreement Amendment dated September 27, 1996
                      between AmeriLink Corp. dba NaCom and Bank One, Columbus,
                      N.A. (incorporated by reference to Exhibit 4.2 to the
                      registrant's quarterly report on form 10-Q for the quarter ended September 29, 1996).

  5.1      --         Opinion of Squire, Sanders & Dempsey L.L.P. as to the
                      legality of the Common Shares being registered (including
                      consent).

 10.1      --         Form of 1994 Stock Incentive Plan.*

 10.2      --         Form of Executive Employment Agreement between Larry R.
                      Linhart and Registrant.*

 10.3      --         Employment Agreement between Joseph L. Govern and Amerilink
                      Corp., dated October 1, 1991.*

 10.4      --         Form of Joseph L. Govern Stock Option Agreement.*

 10.5      --         Form of Shareholders' Agreement among the Principal
                      Shareholders and Registrant.*

 10.6      --         Form of Unconditional Guaranty Agreement between Principal
                      Shareholders and Amerilink Corp.*

 10.7      --         Form of Demand Promissory Note from NaCom Corp. to the
                      Company.*

 10.8      --         Construction Agreement dated January 20, 1994 between the
                      Company and Cox Cable San Diego, Inc.* (without exhibits).

 10.9      --         Stock Purchase and Close Corporation Agreement, as amended among the Principal Shareholders and the Company (without
                      exhibits).*

 10.10     --         Restricted Stock Award Agreement between AmeriLink
                      Corporation and William H. Largent and George Manser
                      (incorporated by reference to exhibit 10.10 to the
                      registrant's Annual Report on Form 10-K for the fiscal year ended March 30, 1997).


EXHIBITS                                      DESCRIPTION
--------                                      -----------
 11.1      --         Statement Re Computation of Pro Forma Per Share Earnings
                      (incorporated by reference to Exhibit 11.1 to the
                      registrant's Annual Report on Form 10-K for the fiscal year ended March 30, 1997).

 23.1      --         Consent of Ernst & Young LLP.

 23.2      --         Consent of Squire, Sanders & Dempsey L.L.P. (see Exhibit
                      5.1)

 24.1      --         Power of Attorney (contained on the signature page of this
                      Registration Statement).

------------------
* Incorporated by reference from the Registrant's Registration Statement on Form S-1, file No. 33-79832.

ITEM 17.  UNDERTAKINGS.

     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14 of the Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (i) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on September 29, 1997.

                                          AMERILINK CORPORATION

                                          By:
                                            ------------------------------------
                                              Larry R. Linhart
                                              Chairman of the Board, President
                                              and Chief Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of AMERILINK CORPORATION, hereby severally constitute and appoint Larry R. Linhart our lawful attorney-in-fact and agent, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated and on September 29, 1997.

          SIGNATURE                                TITLE
          ---------                                -----

                                    Chairman of the Board of Directors,
------------------------------      President and Chief Executive
Larry R. Linhart                    Officer (principal executive
                                    officer)

                                    Treasurer and Vice President --
------------------------------      Finance (principal financial and
James W. Brittan                    accounting officer)

                                    Director
------------------------------
Robert L. Powelson

                                    Director
------------------------------
E. Len Gibson

                                    Director
------------------------------
William H. Largent

                                    Director
------------------------------
George Manser

                                    Director
------------------------------
Richard W. Rubenstein

                                 EXHIBIT INDEX


EXHIBITS                                      DESCRIPTION
--------                                      -----------
  1.1      --         Form of Underwriting Agreement.
  2.1      --         Form of Recapitalization Agreement and Plan of Merger.*
  4.1      --         Specimen Certificate for Common Shares.*
  4.2      --         Bank Loan Agreement, dated December 29, 1994, between
                      AmeriLink Corp. dba NaCom and Bank One, Columbus, N.A.
                      (incorporated by reference to Exhibit 4.1 to the
                      registrant's quarterly report on Form 10-Q for the quarter ended January 1, 1995).
  4.3      --         Bank Loan Agreement Amendment dated September 29, 1995
                      between AmeriLink Corp. dba NaCom and Bank One, Columbus,
                      N.A. (incorporated by reference to Exhibit 4.2 to the
                      registrant's quarterly report on form 10-Q for the quarter ended October 1, 1995).
  4.4      --         Bank Loan Agreement Amendment dated September 27, 1996
                      between AmeriLink Corp. dba NaCom and Bank One, Columbus,
                      N.A. (incorporated by reference to Exhibit 4.2 to the
                      registrant's quarterly report on form 10-Q for the quarter ended September 29, 1996).
  5.1      --         Opinion of Squire, Sanders & Dempsey L.L.P. as to the
                      legality of the Common Shares being registered (including
                      consent).
 10.1      --         Form of 1994 Stock Incentive Plan.*
 10.2      --         Form of Executive Employment Agreement between Larry R.
                      Linhart and Registrant.*
 10.3      --         Employment Agreement between Joseph L. Govern and Amerilink
                      Corp., dated October 1, 1991.*
 10.4      --         Form of Joseph L. Govern Stock Option Agreement.*
 10.5      --         Form of Shareholders' Agreement among the Principal
                      Shareholders and Registrant.*
 10.6      --         Form of Unconditional Guaranty Agreement between Principal
                      Shareholders and Amerilink Corp.*
 10.7      --         Form of Demand Promissory Note from NaCom Corp. to the
                      Company.*
 10.8      --         Construction Agreement dated January 20, 1994 between the
                      Company and Cox Cable San Diego, Inc.* (without exhibits).
 10.9      --         Stock Purchase and Close Corporation Agreement, as amended among the Principal Shareholders and the Company (without
                      exhibits).*
 10.10     --         Restricted Stock Award Agreement between AmeriLink
                      Corporation and William H. Largent and George Manser
                      (incorporated by reference to exhibit 10.10 to the
                      registrant's Annual Report on Form 10-K for the fiscal year ended March 30, 1997).
 11.1      --         Statement Re Computation of Pro Forma Per Share Earnings
                      (incorporated by reference to Exhibit 11.1 to the
                      registrant's Annual Report on Form 10-K for the fiscal year ended March 30, 1997).
 23.1      --         Consent of Ernst & Young LLP.
 23.2      --         Consent of Squire, Sanders & Dempsey L.L.P. (see Exhibit
                      5.1)
 24.1      --         Power of Attorney (contained on the signature page of this
                      Registration Statement).

------------------
* Incorporated by reference from the Registrant's Registration Statement on Form S-1, file No. 33-79832.